PE
12-31-02

Annual Report




03055775

Peoples First, Inc.

Summary of Selected Financial Data

(Dollars in Thousands, Except Per Share Data)

Years ended December 31,	2002	2001	2000	1999	1998
INCOME STATEMENT DATA:					
Net interest income	$ 16,026	$ 14,363	$ 13,951	$ 12,819	$ 11,869
Provision for loan losses	480	330	465	451	685
Non-interest income	4,978	4,107	3,242	2,249	1,720
Non-interest expense	13,962	12,434	11,101	8,746	7,511
Income before Income Taxes	6,562	5,706	5,627	5,871	5,393
Income tax expense	1,708	1,470	1,565	1,704	1,606
Net Income	$ 4,854	$ 4,236	$ 4,062	$ 4,167	$ 3,787
BALANCE SHEET DATA (PERIOD END):					
Total assets	$ 409,017	$ 361,349	$ 337,643	$ 292,508	$ 265,472
Loans (net)	297,658	247,990	221,862	204,244	169,783
Securities - held-to-maturity	—	2,845	2,929	3,330	3,790
Securities - available-for-sale	63,518	66,699	48,746	43,861	45,017
Federal funds sold	8,919	9,429	18,015	1,095	13,909
Deposits	322,136	282,462	267,088	231,229	213,698
Long term debt	29,706	24,349	19,756	16,110	9,919
Stockholders' equity	46,864	43,642	41,204	38,179	36,052
PER SHARE DATA:					
Basic earnings	$ 1.63	$ 1.40	$ 1.33	$ 1.39	$ 1.26
Cash dividends declared	0.59	0.49	0.46	0.42	0.37
Book value	15.81	14.56	13.55	12.74	12.03
Weighted average common shares outstanding	2,978	3,022	3,052	2,996	2,996
SELECTED RATIOS:					
Return on average assets	1.27%	1.23%	1.30%	1.50%	1.56%
Return on average stockholders' equity	10.70%	9.78%	10.19%	11.17%	10.93%
Average equity to average assets	11.88%	12.61%	12.79%	13.42%	14.31%
Allowance for loan losses to total loans at end of period	1.49%	1.66%	1.74%	1.61%	1.72%
Dividend payout ratio	36.11%	34.89%	34.39%	30.20%	29.51%

To Our Shareholders, Employees, and Customers



George C. Mason
Chairman of the Board



Hugh J. Garchinsky
CEO & President



Howard M. Mannheim
Chief Operating Officer

In 2002, Peoples First had a record year in terms of financial measures. We are pleased to report that our total consolidated assets as of December 31, 2002 were $409 million, up 13.2% from the same time the previous year. We had a significant increase in total deposits (14.1%), excellent net loan growth (20.0%), net interest income was up 11.6% and non-interest income was up 21.2 % from December 31, 2001. Our Board of Directors recognized this outstanding performance by increasing the quarterly dividend by 15% (from $ .13 to $ .15 per share) and adding a special year-end dividend of $ .05, effectively increasing our dividends declared in 2002 by 20% over the dividends declared in 2001. We are very pleased to be able to share the organization's success with our loyal shareholders. Proudly, Peoples Bank of Oxford was named a five star financial services organization by Bauer Financial in 2002, the highest rating possible.

This excellent financial performance comes from several sources. Our employees excel at building and retaining customer relationships. Our loyal customers spread word of their good experiences and the quality of our service. And finally, we are in a region which has been insulated from some of the economic slowdown common in other markets. In short, our employees, our customers and our market strength helped us achieve excellent performance in 2002.

Our accomplishments in 2002 include the opening of our first out-of-state office in Rising Sun, Maryland and the recent opening of a new office in Georgetown, Lancaster County, Pennsylvania. Also, in 2002 we experienced an 8.6 % growth in the number of retail household relationships and 4.3% growth in the average size of these relationships. We also realized an increase in the fair value of assets under management by our Trust Department with revenues up almost 8% for the year, and an increase in sales volume for the year through INVEST Financial, our alternative investment services partner.

Our residential mortgage origination volume hit record highs in 2002, reflecting both record low interest rates and very high housing starts in southern Chester County. Again, the strength of our staff, the quality of our customer service and a favorable market worked together to produce record results.

Looking ahead, we can only hope for as good a year in 2003 and beyond. Uncertainty lies ahead of us. With interest rates dropping to their lowest levels since 1965, continued reports of an economic slowdown, and the potential of war on the horizon, we need to be realistic in our near term outlook. Even if there are stormy times ahead, we are confident that we can make it through without significant challenge to our fundamental strengths. It continues to be our pleasure to work with a growing base of loyal customers and exceptional employees in supportive communities.

In December, Emidio Frezzo Jr., retired from the Board of Directors after 10 years of service. As a lifelong resident and businessman in the Avondale area, Mr. Frezzo brought valuable perspective, professional assistance and personal contacts to the bank. He will be truly missed. In addition, effective January 2003, Lawrie Drennen Jr., Secretary/Treasurer of Oxford Grain and Hay Co. Inc., Oxford, PA and R. Marshall Phillips, a General Partner, Phillips Mushroom Farms, LP in Kennett Square, PA were appointed to the board. Also joining the board in the first quarter of 2003 is Molly K. Morrison, Chief Operating Officer of Natural Lands Trust, Inc. We are pleased to have their expertise on the Board of Directors.

Sincerely,

George C. Mason
Chairman of the Board

Hugh J. Garchinsky
CEO & President

Howard M. Mannheim
Chief Operating Officer

Peoples First, Inc. – Building Our Foundation

The following graphs are provided to give you a brief, visual review of Peoples' progress over the past 5 years. The graphs indicate that Peoples has achieved consistent and steady improvement in a number of measurements. This performance is a reflection of our commitment to a balanced, efficient, and sound approach to providing financial services as well as the effective teamwork of our staff.


Deposits (in Millions)
2002
2001
2000
1999
1998
0
$50
$100
$150
$200
$250
$300
$350


Net Loans (in Millions)
2002
2001
2000
1999
1998
0
$500
$100
$150
$200
$250
$300

Board of Directors of Peoples First, Inc.


Stockholders' Equity (in Millions)
2002
2001
2000
1999
1998
0
$10
$20
$30
$40
$50


Basic Earnings Per Share
2002
2001
2000
1999
1998
0
$1.50
$1.00
$1.50
$2.00

Katherine C. Mick C. James D. Joy D. Gary D. Vertina D. Kathy D. Irmgard D. Marie D. Cathy D. Santina D. Pamela D. Norma D. Amanda D. Juanita D. Sara E. Lisa E. Ronald E. Peggy E. Bradley E. Rene F. Jodi F. Lisa F. Jose F. Jennifer F. Laurie F. Kristen F

Growth and Reflection

For the Peoples Bank of Oxford, 2002 was a successful year that reflected significant growth in deposits and loans as well as one that marked an important milestone for the organization as we surpassed $400 million in assets.

Following are statements that reflect the spirit, hard work, dedication and attitudes of employees toward our business, and illustrates how the services we offer contribute to the overall success of our organization.

"The bank, in spite of the national economic uncertainty, continues to grow and develop its position as an outstanding financial services organization in our market. Our growth over the past year was consistent with the growing population of our markets and we anticipate continued growth in 2003."

— Hugh Garchinsky, CEO & President

Consumer confidence nationwide was not strong in 2002. "Despite some continued drops in interest rates, we've been able to maintain our net interest margin and continue to nurture and grow our customer base. We've been able to maintain the balance. People are looking for a stable, long term partner, and if there's a need in the market we find a way to handle it by delivering flexible and creative solutions," said CEO and President Hugh Garchinsky. Southern Chester County and the surrounding area continue to grow, and along with it, the bank continues to grow. The image the bank projects is one that inspires trust within the community. The fact that the bank has been able to continue to grow in a bear market, in a year of political and economic questions should be reassuring for shareholders.

"Our stock has performed very well compared to the overall market."

— H. Garchinsky

Peoples Bank's philosophy involves providing high quality products and outstanding service at a fair price. Instead of trying to draw clients with unrealistic, cut-rate loans and higher than average interest on deposits, the bank earns its broad customer base through service and customer loyalty.

Over the past year, a positive sign Garchinsky noticed was that more people have been asking about purchasing bank stock than in previous years. This he believes is due to the awareness of the stock's steady performance in today's market.

Expanding Our Reach

The bank continues to move forward in technology, services, and locations. Peoples Bank made its second move out of southern Chester County



Our new Georgetown branch opened in November 2002 and is our first venture into the Lancaster County market.

Jeffrey F. Jane F. Carl F. Daniel G. Hugh G. Andrew G. Nancy G. Michelle G. Brenda G. Lisa G. Lori G. Kathy G. Jessica G. Meghan G. Jason G. Marilou G. Scott G. Holly H. Richard H. Freeda H. Kimberly H. Deborah H. Barbara H. Diane H.

in November 2002, with the opening of the new Georgetown branch in Bart Township, Lancaster County.

" With a strong base in Chester County, the bank has been able to expand its services, and open new offices. New bank branches in Rising Sun, Maryland; and now in Georgetown, Lancaster County are exposing new markets to the tradition of fine service that The Peoples Bank of Oxford has to offer to both retail and commercial customers."

— Mark Shockites, VP Branch Administration

The Georgetown branch is physically smaller than other locations, with just 1,300 square feet of space instead of the usual 3,500 square foot building. With the exception of safe deposit boxes, this is a full service branch with the same capabilities as any full size branch office, including an ATM and drive-thru banking.

This approach may prove to be the benchmark going forward in terms of size and staffing. The bank has been very successful with opening offices to serve rural areas instead of entering into larger more heavily saturated markets.

"It's a largely agricultural area, with a large Amish population," SVP of Lending Gary Davis said of the new Georgetown location. "We've been very successful in growing our commercial business and meeting the needs of our agricultural customers in this area. In fact, we lead the state in the number of loans generated with the Next Generation Farmer Loan Program. We expect to do very well."

" We confirmed that our customers are extremely loyal, and complimentary of us, and we are clearly their primary bank. We have an image of being helpful and friendly... Our customers come to the bank for the aspects of service we provide. Non-customers know about us and have a very positive impression of us."

— Scott Gundaker, SVP Retail Services

Focusing on What Customers Want

To find out just what customers want from their bank, focus groups were held over the summer to assist in understanding our image and level of awareness in the market, as well as to give direction to future planning efforts. "We didn't know what to expect. The results have definite applicability. It helps in terms of positioning, knowing who you are and how you are perceived," said Scott Gundaker, SVP of Retail Services.



The Rising Sun branch opened December 2001 and is our first step into the Cecil County, Maryland market.

Though the bank has had free checking for a number of years, it was not widely known. "We re-positioned and re-titled the existing product and called it 'Always FREE Checking' with direct deposit. Then we highlighted it in our advertisements," Gundaker said. "It worked quite nicely, increasing the number of checking account customers by more than we anticipated."

Gundaker reports that there has been an 8.60% increase in the number of retail households that do business with the bank and a comparable increase in the number of accounts these households maintain with the bank. Combined deposit balances have increased by about 14.0% compared to December 31, 2001. "There are a lot of things driving this," Gundaker said. "One, we opened our Rising Sun branch,

Linda H. Susie H. Christina H. Kristin H. Mary Beth J. Alaina J. Jean J. Susan J. Deborah J. Barbara J. Deanna J. Sylvia J. Joseph K. Claudia K. Sandra K. Tracy K. Kelly K. Misty K. Daria K. Edmund K. William L. Debra L. Elaine L. Sally L. Jennifer L. Mackey L.



Focusing on what customers want builds strong business partnerships with our business clients.

and two, Chester County remains one of the high growth areas in Pennsylvania." Our challenge and opportunity is to leverage and capitalize on the population and household growth that we have seen in the region.

Customer Relationships are Key

Building strong relationships with our customers is a key focus for the bank. "We develop partnerships with our customers in order to best serve their individual needs," Gary Davis, SVP of Lending said.

The bank realized significant growth in consumer and commercial loans in 2002. Continued growth in southern Chester County and a low interest rate environment are the key contributing factors to the bank's increased loan activity.

With low rates comes fierce competition. "We're not just competing with the banks in our area," Davis explained. "There's always someone out there with a lower rate. Our pricing position is to be competitive, not a price leader. We differentiate ourselves with the quality of service we provide."

"We want a full relationsh with the business custome Much of our new busines comes from existing customer referrals."

— *Gary Davis, SVP of Lending*

While offices are expanding into Lancaster County, Pennsylvania and Cecil County, Maryland, lending efforts are going even wider. The bank recently hired an experienced commercial lender to develop business relationships in the Maryland market. Our team has also been successful with calling efforts in the Chadds Ford and Concordville areas.

"The other thing we've been very pleased with this year is the quality of our loan portfolio," Davis added. "Our delinquency rates remain quite low and our charge offs have been very reasonable."



Meeting with clients at their convenience is part of building good customer relationships.

The same philosophy holds true for the retail area of the bank. "Our branch managers are highly visible in the community, they are well trained, and empowered to make decisions. The managers are responsible and expected to be up front and lead by example," Mark Shockites, VP Branch Administration said.

Strong leadership skills and training are a consistent focus for the bank. We believe that equipping employees with the technology and training they need will give us the edge over our competition.

"As a result of efficient daily processing, which is a critical part of our business, we are able to raise the bar on our standards for how quickly we respond to customers... Keeping the personal touch is what sets us apart from our competition. We strive to ensure that a customer gets the personal service they want when they need it."

— Howard Mannheim, EVP Support Group

Advancing Our Potential Through Technology

Peoples Bank has taken advantage of the latest technology to benefit its customers. The bank is replacing its computer mainframe and check sorter as well as continuously upgrading operating software. The needs of customers, and their desire to access their financial information when it's convenient for them, keep the bank active in its plan for expansion and development.

The bank upgraded its telephone system so that a call to any branch can now be transferred to any other location in the system. If a branch line is busy, the call is automatically re-directed to the customer service center. "We have seen a significant increase in the number of calls to our call center, and the number of transactions and inquiries handled by our automated telephone system," said Howard Mannheim, EVP Support Group.

In addition, there has been an increase in the number of customers who access their accounts on-line. The bank is constantly evaluating its systems to ensure that it is keeping up with customer demands and needs. Future plans include the introduction of a check and document imaging system. This new imaging technology will improve our efficiency in researching items and streamline our monthly statement process.

The bank has also expanded employee resources through the Help Desk. This service helps to resolve any of their computer related problems quickly, which supports the bank's goal to deliver superior customer service.



Employee development and training is key to maintaining our high quality of customer service.

Employee Development and Training

The investment in employees through on-going training and enhancement of benefits is another key area in which the bank focuses its efforts. Peoples Bank works hard to find the right people, then train them to meet high standards in customer service.

"Our philosophy is finding the right employees, with the right attitudes, and the right skills. The most important thing is a positive customer service attitude," VP of Human Resources Cathy Doughty said. "We look for someone who finds it rewarding to help and serve others."

"The bank's image and reputation as an excellent place to work continues to be embraced by management as they enhance benefits," Doughty said. "By continuing to attract exceptional employees our customers benefit."

"We are pleased that our continued efforts to enhance benefits are reflected in our employee's positive attitudes toward the organization and their spirit and contributions to the community."

— H. Mannheim

Edmelinda P. Karen P. Lindsey P. Robin P. Melody P. David P. Linda P. Michelle P. Sandra P. Flossi P. Stephanie P. Ronnie P. Celeste P. Barbara P. Susan R. Susan R. Patricia R. Chip R. Donnie R. Cecilia R. Barbara R. Deborah S. Stacey S. Shannon S. Amy S


THE PEOPLES BANK
of Oxford
90
YEARS
1913~2003

"The management of the bank proudly supports its employees in their community and volunteer endeavors and applauds them for their dedication."

— *H. Garchinsky*

The Spirit of Community Thrives

For 90 years, the bank has supported many local organizations with both financial donations and through the personal contribution of time by employees.

In 2002, the Community Development Advisory Team, comprised of a cross-section of employees, distributed significant monetary contributions to the community in the areas of education, housing, economic development and to a variety of other causes. These contributions served the community from West Chester, Pennsylvania to Rising Sun, Maryland.

Bank employees give something more valuable to the community than money, their time. They participate on community organization boards, in service organizations, and with activities such as the Mushroom Festival, the Oxford Summer Social, tutoring, mentoring, and more.

Without loyal, dedicated and giving employees Peoples Bank would not have had such a successful 90 years.

"This really is a people organization – a family type business," Shockites said. "We're an organization that's been able to thrive from 1913 to 2003." Proudly serving the community for 90 years, Peoples Bank continues to build on its history and advance with confidence into the future.

"If there were any theme, it's the balance that we strike. It's an equation that has four parts to it. Providing a fair return to our shareholders; doing the right things for our employees; satisfying our customers; and having an active involvement in the community."

— *S. Gundaker*

Deborah S. Judy S. Melanie S. Ann S. Mark S. Keith S. Lesa S. Carol S. Emerson S. Kimberly S. Deborah S. Andrew S. Nancy S. Juanita S. Gail S. David S. Marvin T. April T. Danielle T. Diana U. Anne V. Jane W. R. Teresa W. Hazel W. Alice W. A. Sherry W. Howard Y

Executive Management of The Peoples Bank of Oxford
- Hugh J. Garchinsky, CEO & President
- Howard M. Mannheim, COO & Support Services
- David H. Acox, Jr, Trust Services
- Jay L. Andress, Operations
- Gary R. Davis, Senior Loan Officer
- Scott W. Gundaker, Retail Services
- Susan H. Reeves, CFO & Cashier

Business Relationship Managers
- Ronald L. Erb
- Daniel P. Gallagher
- Richard F. Hannum
- Sandra G. Keggins
- William J. Lattanzio
- Elaine D. Leggett
- Charles L. Roten
- Keith M. Silfee

Community Office Managers
- Michelle L. Arnold
- Sheree A. Aufiero
- Lisa W. Blevins
- Jodi Farrow
- Samantha J. Mason-McComb
- Donna L. Miller
- Celeste M. Price
- Gail C. Strohmaier

Sales Managers
- Aron M. Ireland
- Melanie C. Shaner

Administrative & Support Managers
- Catherine R. Doughty
- Lisa E. Ellis
- Kristen L. Frampton
- Diane Hill
- Daria W. Kreider
- Cecilia L. Russell
- Mark D. Shockites
- Carolyn J. Slaybaugh
- Nancy L. Stearns

Trust and Investment Officers
- James B. Davidson
- Barbara P. Hill
- David C. Strohmaier

Residential Real Estate Lenders
- Edward Campbell
- Courtney M. Messick
- Robin H. Perry

Executive Management of Wilmerding & Associates, Inc.
- David R. Wilmerding, Jr., Chairman

Executive Management of Peoples First, Inc.

George C. Mason, Chairman & Director
Hugh J. Garchinsky, CEO & President
Carl R. Fretz, Corporate Secretary
Susan H. Reeves, Chief Financial Officer

Corporate Profile

Peoples First, Inc. ("Peoples"), a one-bank holding company, was incorporated in the Commonwealth of Pennsylvania on July 27, 2000. At that time, The Peoples Bank of Oxford became a wholly owned banking subsidiary of Peoples First, Inc. Peoples is headquartered in Oxford, Pennsylvania and is subject to regulation of the Federal Reserve Bank.

The Peoples Bank of Oxford ("The Bank") is a state-chartered commercial banking institution that was incorporated under the laws of the Commonwealth of Pennsylvania, on December 19, 1913 and is a member of the Federal Deposit Insurance Corporation (FDIC). The Bank serves a predominately rural, agricultural area, through its nine offices and nine ATMs located in Chester County, southern Lancaster County, Pennsylvania and northern Cecil County, Maryland. The Bank primarily serves individuals and small to medium sized farms and businesses and offers a wide range of retail and commercial banking, investment and trust services.

The Bank's two wholly owned subsidiaries include Wilmerding & Associates, Inc., a registered investment advisor, based in Rosemont, Pennsylvania and Peoples First Business Investment, LLC, a non-operating company, that holds certain equity investments in operating entities. One of such operating entities is Peoples First Land Transfer, LLC, which derives its income from the sale of title insurance.

Further information on Peoples deposits and loans can be found in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report.

In memory of

Laurie H. Fowler, West Kennett Branch Manager.

For her dedication of 14 years of service with

The Peoples Bank of Oxford and the gift of herself to others.

1964 — 2003

Financial Information

Peoples First, Inc.

2002 Financial Information
Table of Contents

SUMMARY OF SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands, Except Per Share Data)				
INCOME STATEMENT DATA:					
Net interest income	$ 16,026	$ 14,363	$ 13,951	$ 12,819	$ 11,869
Provision for loan losses	480	330	465	451	685
Non-interest income	4,978	4,107	3,242	2,249	1,720
Non-interest expense	13,962	12,434	11,101	8,746	7,511
Income before Income Taxes	6,562	5,706	5,627	5,871	5,393
Income tax expense	1,708	1,470	1,565	1,704	1,606
Net Income	$ 4,854	$ 4,236	$ 4,062	$ 4,167	$ 3,787
BALANCE SHEET DATA (PERIOD END):					
Total assets	$ 409,017	$ 361,349	$ 337,643	$ 292,508	$ 265,472
Loans (net)	297,658	247,990	221,862	204,244	169,783
Securities - held-to-maturity	—	2,845	2,929	3,330	3,790
Securities - available-for-sale	63,518	66,699	48,746	43,861	45,017
Federal funds sold	8,919	9,429	18,015	1,095	13,909
Deposits	322,136	282,462	267,088	231,229	213,698
Long term debt	29,706	24,349	19,756	16,110	9,919
Stockholders' equity	46,864	43,642	41,204	38,179	36,052
PER SHARE DATA:					
Basic earnings	$ 1.63	$ 1.40	$ 1.33	$ 1.39	$ 1.26
Cash dividends declared	0.59	0.49	0.46	0.42	0.37
Book value	15.81	14.56	13.55	12.74	12.03
Weighted average common shares outstanding	2,978	3,022	3,052	2,996	2,996
SELECTED RATIOS:					
Return on average assets	1.27%	1.23%	1.30%	1.50%	1.56%
Return on average stockholders' equity	10.70%	9.78%	10.19%	11.17%	10.93%
Average equity to average assets	11.88%	12.61%	12.79%	13.42%	14.31%
Allowance for loan losses to total loans at end of period	1.49%	1.66%	1.74%	1.61%	1.72%
Dividend payout ratio	36.11%	34.89%	34.39%	30.20%	29.51%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion represents management's analysis of the financial condition and results of operations of Peoples First, Inc. ("Peoples") and should be read in conjunction with the accompanying financial statements and other financial data included elsewhere in this report.

Forward-Looking Statements

Except for historical information, this report may be deemed to contain "forward-looking" statements regarding Peoples. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of management or the board of directors, and (c) statements of assumptions, such as economic conditions in Peoples' market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

No assurance can be given that the future results covered by forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact Peoples' operating results include, but are not limited to, (i) the effects of changing economic conditions in Peoples' market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could impact Peoples' operations, (v) funding costs, (vi) the effects of armed conflicts involving the United States or its interests, and (vii) other external developments which could materially affect Peoples' business and operations.

Critical Accounting Policies

Note 2 to Peoples consolidated financial statements (included in Item 8 of Peoples' Form 10-K for the year-ended December 31, 2002) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of Peoples and its results of operations.

The most significant estimate in the preparation of Peoples' financial statements is for the allowance for loan losses. Please refer to the discussion of this calculation under "Allowance for Loan Losses" in the "Financial Condition" section below.

Overview

In 2002, Peoples recorded net income of $4,854,000, an increase of $618,000 or 14.6% from net income of $4,236,000 in 2001. Net income was $4,062,000 in 2000. Improvement in net interest income and increased non-interest income led to overall improved earnings for 2002. Actual net interest income increased $1,663,000 in 2002 compared to 2001 and increased $412,000 in 2001 compared to 2000. The interest income from increased volume in loans and securities offset the total decline in net interest income from the drop in interest rates. Non-interest income increased $871,000 in 2002 compared to 2001 and increased $865,000 in 2001 compared to 2000. The increase in non-interest income in 2002 compared to 2001 was primarily attributable to increased mortgage banking activities, realized gain on disposal of securities, along with increased income from service charges on deposit accounts. Basic earnings per share were $1.63 in 2002, $1.40 in 2001 and $1.33 in 2000.

Return on average assets was 1.27% for 2002, compared with 1.23% in 2001 and 1.30% in 2000. Return on average equity for 2002 was 10.70% compared to 9.78% in 2001 and 10.19% in 2000.

During 2002, average interest-earning assets increased by 11.5% or $36,637,000 to $355,335,000. Average interest-bearing liabilities increased $25,337,000 or 10.7%, to $262,413,000 for the year. The increased interest income from the growth in earning assets was able to offset only 87.2% of the decrease in interest income resulting from the decline in rates on earning assets. The higher interest expense from increased volume in interest-bearing liabilities was offset with decreased interest expense resulting from the reduction in rates on interest-bearing liabilities. Together, these netted an increase of $1,717,000 or 11.4% in fully tax-equivalent net interest income. The net interest margin remained at 4.71% in 2002 compared to 4.71% in 2001 and 4.97% in 2000.

Non-interest income increased $871,000 or 21.2% in 2002, compared to an increase of $865,000 or 26.7% in 2001. The increase in 2002 resulted from increased mortgage banking activities by $396,000, a realized gain of $387,000 on the redemption of a security and increased income from service charges collected on business deposit accounts and checks presented against non-sufficient funds by $162,000. This was supplemented with increased income from fiduciary activities by $43,000 and other income by $34,000. These increases were partially offset by a write-down on an impaired security of $84,000 and a decrease of $67,000 in investment management fees received by Wilmerding. Because Wilmerding's fee income is based on the market value of assets under management, the overall decline in the stock market directly impacted its revenues.

Non-interest expenses increased $1,528,000 or 12.3% for 2002, compared to an increase of $1,333,000 or 12.0% for 2001. The 2002 increase was largely a result of increased salaries and employee benefits of $1,126,000, occupancy expense of $122,000, furniture and equipment expense of $110,000 and other operating expenses up $262,000. The increased salaries and employee benefits consisted of normal merit increases and to a greater extent additions to staff of the Bank. A full year of operating expenses for the Rising Sun Branch, which opened in December 2001, contributed to higher occupancy and furniture and fixture expense. Other operating expenses included increased loan origination expenses, increased marketing expenses, higher education and training costs and additional fees paid by Peoples on deposit accounts with other banks.

The following table sets forth selected quarterly financial data and per share data.

Quarterly Financial Data

	2002				2001			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in Thousands, Except Per Share Data)							
Interest income	**$ 5,537**	**$ 5,708**	**$ 5,822**	**$ 5,846**	$ 6,011	$ 5,924	$ 5,788	$ 5,707
Interest expense	**(1,694)**	**(1,661)**	**(1,766)**	**(1,766)**	(2,549)	(2,364)	(2,208)	(1,946)
Net interest income	**3,843**	**4,047**	**4,056**	**4,080**	3,462	3,560	3,580	3,761
Provision for loan losses	**(90)**	**(90)**	**(150)**	**(150)**	(120)	(90)	(60)	(60)
Non-interest income	**1,080**	**1,023**	**1,460**	**1,415**	948	1,017	1,044	1,098
Non-interest expense	**(3,350)**	**(3,376)**	**(3,532)**	**(3,704)**	(2,936)	(3,044)	(3,138)	(3,316)
Income before income taxes	**1,483**	**1,604**	**1,834**	**1,641**	1,354	1,443	1,426	1,483
Income tax expense	**(369)**	**(410)**	**(492)**	**(437)**	(371)	(382)	(372)	(345)
Net income	**$ 1,114**	**$ 1,194**	**$ 1,342**	**$ 1,204**	$ 983	$ 1,061	$ 1,054	$ 1,138
PER SHARE DATA:								
Basic Earnings [1]	**$ 0.37**	**$ 0.40**	**$ 0.45**	**$ 0.41**	$ 0.32	$ 0.35	$ 0.35	$ 0.38
Dividends declared	**$ 0.13**	**$ 0.13**	**$ 0.13**	**$ 0.20**	$ 0.12	$ 0.12	$ 0.12	$ 0.13

(1) Peoples has a simple capital structure. Basic earnings per share represents net income divided by the weighted average number of common shares outstanding during the period.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income earned on investments and loans, and interest expense incurred on deposits and other liabilities. For analysis purposes, net interest income is evaluated on a fully tax equivalent (FTE) basis to facilitate comparison with interest earned which is subject to federal taxation at the statutory tax rate of 34%. The factors that affect net interest income include changes in interest rates and changes in interest-earning assets and interest-bearing liabilities. Net interest income on an FTE basis increased by $1,717,000 or 11.4% to $16,728,000 in 2002 from $15,011,000 in 2001. Comparatively, net interest income (FTE basis) increased by $543,000 or 3.8% to $15,011,000 in 2001 from $14,468,000 in 2000.

The following table includes average balances, rates and interest income and expense adjusted to an FTE basis, the interest rate spread and the net interest margin. Following that is the rate and volume analysis table that shows changes in net interest income attributed to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities.

Average Balances, Rates and Interest Income and Expense

	2002			2001			2000		
	Average Balance	**Interest**	**Yield/ Rate**	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in Thousands)					
ASSETS									
Interest-Earning Assets:									
Securities									
Taxable	**$ 53,053**	**$ 2,595**	**4.89%**	$ 42,164	$ 2,428	5.76%	$ 39,199	$ 2,395	6.11%
Tax-exempt	**15,312**	**1,061**	**6.93%**	13,589	1,081	7.95%	10,295	829	8.05%
Total securities	**68,365**	**3,656**	**5.35%**	55,753	3,509	6.29%	49,494	3,224	6.51%
Interest-bearing due from banks	**1,237**	**28**	**2.26%**	7,991	358	4.48%	9,638	609	6.32%
Federal funds sold	**10,340**	**163**	**1.58%**	18,201	688	3.78%	12,331	778	6.31%
Loans									
Taxable	**262,621**	**18,712**	**7.13%**	226,834	18,608	8.20%	210,913	18,589	8.81%
Tax-exempt	**11,326**	**1,005**	**8.87%**	8,552	826	9.66%	7,437	691	9.29%
Total loans	**273,947**	**19,717**	**7.20%**	235,386	19,434	8.26%	218,350	19,280	8.83%
Investment in FHLB stock	**1,446**	**51**	**3.53%**	1,367	89	6.51%	1,344	95	7.07%
Total interest-earning assets	**355,335**	**23,615**	**6.65%**	318,698	24,078	7.56%	291,157	23,986	8.24%
Non-interest-earning assets	**26,484**			24,833			20,708		
Total Assets	**$381,819**			$343,531			$311,865		
Liabilities and Stockholders' Equity									
Interest-Bearing Liabilities:									
Savings and transaction accounts	**$137,502**	**$ 1,760**	**1.28%**	$117,493	$ 2,660	2.26%	$104,619	$ 3,292	3.15%
Time deposits	**90,572**	**3,411**	**3.77%**	91,441	4,981	5.45%	84,688	4,761	5.62%
Total interest-bearing deposits	**228,074**	**5,171**	**2.27%**	208,934	7,641	3.66%	189,307	8,053	4.25%
Securities sold under agreements to repurchase	**6,436**	**60**	**0.93%**	7,803	189	2.42%	5,580	267	4.78%
Long-term debt	**27,903**	**1,656**	**5.93%**	20,339	1,237	6.08%	19,603	1,198	6.11%
Total interest-bearing liabilities	**262,413**	**6,887**	**2.62%**	237,076	9,067	3.82%	214,490	9,518	4.44%
Demand deposits, non-interest bearing	**71,901**			61,073			55,408		
Other liabilities	**2,140**			2,047			2,092		
Stockholders' equity	**45,365**			43,335			39,875		
Total Liabilities and Stockholders' Equity	**$381,819**			$343,531			$311,865		
Net interest income		**$ 16,728**			$ 15,011			$ 14,468	
Interest rate spread			**4.08%**			3.74%			3.80%
Net interest margin			**4.71%**			4.71%			4.97%

Yields on tax-exempt assets have been computed on a fully tax equivalent basis assuming a tax rate of 34%.
For yield calculation purposes, non-accruing loans are included in the average loan balances.
Interest income on loans includes amortized fees and costs on loans totaling $216,000 for 2002, $134,000 for 2001 and $139,000 for 2000.

Rate/Volume Analysis

	2002 versus 2001			2001 versus 2000		
	Change Due To			Change Due To		
	Rate	Volume	Total	Rate	Volume	Total
	(In Thousands)					
Interest-Earning Assets:						
Securities:						
Taxable	$ (366)	$ 533	$ 167	$ (138)	$ 171	$ 33
Tax-exempt	(139)	119	(20)	(10)	262	252
Interest-bearing due from banks	(177)	(153)	(330)	(177)	(74)	(251)
Federal funds sold	(401)	(124)	(525)	(312)	222	(90)
Loans	(2,492)	2,775	283	(1,253)	1,407	154
Investment in FHLB stock	(41)	3	(38)	(7)	1	(6)
Total	(3,616)	3,153	(463)	(1,897)	1,989	92
Interest-Bearing Liabilities:						
Savings and transaction accounts	(1,156)	256	(900)	(923)	291	(632)
Time deposits	(1,537)	(33)	(1,570)	(148)	368	220
Securities sold under agreements to repurchase	(116)	(13)	(129)	(132)	54	(78)
Long-term debt	(30)	449	419	(6)	45	39
Total	(2,839)	659	(2,180)	(1,209)	758	(451)
Net interest income	$ (777)	$ 2,494	$ 1,717	$ (688)	$ 1,231	$ 543

Interest income is presented on a fully tax equivalent basis, assuming a tax rate of 34%.
The net change attributable to the combination of rate and volume has been allocated to change due to volume.

The 475 basis point reduction in the Federal Reserve Bank's federal funds rate and the discount rate during 2001 and the 50 basis point reduction in 2002 resulted in overall lower rates during 2002 compared to 2001. Interest earning assets had an average yield of 6.65% during 2002 compared to a yield of 7.56% for 2001, a decrease of 91 basis points. Likewise, interest bearing liabilities had an average rate of 2.62% during 2002 compared to 3.82% for 2001, a decrease of 120 basis points.

Tax equivalent interest income decreased by $463,000 between 2002 and 2001, due to lower rates decreasing interest income by $3,616,000. Most of this decrease was offset by the growth in asset volume contributing an additional $3,153,000 to interest income. The growth in average loans of $38,561,000 positively impacted interest income by $2,775,000; however, a decline of 106 basis points in the yield on loans lowered interest income by $2,492,000. The growth in loans is the result of a continued emphasis on developing new lending business. Total average securities grew by $12,612,000 but the corresponding yield decreased 94 basis points. The growth in securities increased interest income by $652,000, but the decline in rates reduced the return by $505,000. Average Federal funds sold decreased by $7,861,000, decreasing income by $124,000, in conjunction with a decrease in yield of 220 basis points, which resulted in a reduction in interest income of $401,000. Interest-bearing due from bank balances decreased by $6,754,000, decreasing income by $153,000, accompanied by a 222 basis point decline in rate, amounting to a decrease in income of $177,000.

Total interest-bearing liabilities grew by $25,337,000 between 2002 and 2001, increasing interest expense by $659,000 for 2002, more than offset by a lower annualized rate on total interest-bearing liabilities by 120 basis points which decreased interest expense by $2,839,000. Deposit balances grew, as Peoples continues to expand within its market area, with growth contributing $223,000 in interest expense. Overall, the lower rates paid on deposits in 2002 reduced interest expense by $2,693,000. Peoples took advantage of the lower rates this year and locked into some additional long-term borrowings from the Federal Home Loan Bank. Long-term debt averaged $27,903,000 for the year, up $7,564,000 over the average for 2001. In addition, Peoples prepaid $1,000,000 in long-term debt absorbing a penalty of $65,000 in 2002 in order to reduce future years' interest expense. As a result, the growth in long-term borrowings at an overall lower rate added $449,000 to interest expense.

During 2001, the 475 basis point reduction in the Federal Reserve Bank's federal funds rate and the discount rate resulted in an overall decline in net interest income due to rate changes totaling $688,000. The reduction in rates on interest-earning assets resulted in a decline of interest income of $1,897,000. The decreased income was partially offset with a reduction in interest expense on interest-bearing liabilities totaling $1,209,000.

Tax equivalent interest income increased by $92,000 between 2001 and 2000, due to growth in asset volume contributing $1,989,000 in interest income, largely offset with a reduction of $1,897,000 resulting from the decline in rates. The primary components of this increase were the growth in average loans of $17,036,000 positively impacting interest income by $1,407,000; however, a decline of 57 basis points in the yield on loans lowered interest income by $1,253,000. The growth in loans was directly related to new lending business development and retaining more mortgage loans in-house, instead of selling them on the secondary market. Total average securities grew by $6,259,000 but the corresponding yield decreased 22 basis points. The growth in securities increased interest income by $433,000, but the decline in rates reduced the return by $148,000. Average Federal funds sold increased by $5,870,000, increasing income by $222,000, more than offset by a decrease in yield of 253 basis points, which resulted in a reduction in interest income of $312,000. Interest-bearing due from bank balances decreased by $1,647,000, decreasing income by $74,000, accompanied by a 184 basis point decline in rate, amounting to a decrease to income of $177,000.

Total interest-bearing liabilities grew by $22,586,000 between 2001 and 2000, increasing interest expense by $758,000 for 2001, more than offset by a lower annualized rate on total interest-bearing liabilities by 62 basis points which decreased interest expense by $1,209,000. Deposit balances grew, as Peoples continued to expand within its market area, with growth contributing $659,000 in interest expense. Overall, the lower rates paid on deposits in 2001, reduced interest expense by $1,071,000. Peoples borrowed some additional long-term borrowings from the Federal Home Loan Bank. Long-term debt averaged $20,339,000 for the year, additional increases were matched against a similar maturity and volume of customer mortgages retained in Peoples' portfolio. Matching these maturities enabled Peoples to lock in a spread, along with a long-term interest income cash flow, while managing the interest rate risk. As a result, the growth in long-term borrowings at an overall lower rate added $45,000 to interest expense.

The net interest margin is the ratio of net interest income to interest-earning assets, reflecting a net yield on earning assets. Peoples' net interest margin, on a tax equivalent basis, for the years 2002, 2001 and 2000 was 4.71%, 4.71% and 4.97%, respectively. During the first three quarters of 2002, the net interest margin averaged 4.79%, but during the third quarter it again started to compress as the federal funds rate dropped another 50 basis points, along with the continued competition in product pricing. During 2002, Peoples had 34.2% of its deposits in NOW and savings accounts, which it considers core deposits and which normally carry lower rates relative to other types of deposits. Because of this, these accounts have historically contributed significantly to the net interest margin. However, there is an ultimate floor to which the rates on these accounts can fall. The inability to decrease the deposit rates consistent with another Federal Reserve rate reduction while rates on loans continue to decline, results in a compression in the net interest margin. The monetary impact can also be seen in the rate change analysis: the interest income decrease attributed to rate was $3,616,000 compared to a decrease in interest expense of $2,839,000. The compression in the net interest margin in 2001, compared to 2000, resulted from the overall decline in rates during the year and the continued competition in product pricing.

Provision for Loan Losses

The provision for loan losses and allowance for loan losses are based on management's ongoing assessment of Peoples' credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation reserve, which is available to absorb future loan charge-offs. The provision for loan losses is the amount charged to earnings on an annual basis.

Peoples recorded a $480,000 provision for loan losses in 2002, as compared to a provision of $330,000 and $465,000 in 2001 and 2000, respectively. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Allowance for Loan Losses."

Non-Interest Income

With the continued compression of the net interest margin, Peoples has been focusing on methods to increase non-interest income. Non-interest income of $4,978,000 for 2002 increased $871,000 or 21.2% for the year 2002 compared to 2001. Non-interest income was $4,107,000 in 2001 compared to $3,242,000 in 2000.

Service charges on deposit accounts continued to grow with income of $1,500,000, $1,338,000 and $1,175,000 for the years 2002, 2001 and 2000, respectively. The increase in service charges on deposit accounts reflects primarily increased fees collected on checks presented against non-sufficient funds and increased income from service charges on business accounts. The overall trend is consistent with the growth noted in deposit account balances and especially growth in demand deposits, NOW and Super NOW accounts, which has the greatest effect on Peoples' service charge income.

People's Trust Department continues to grow in size, with current year-end fair value of assets under management totaling $114,427,000, compared to $99,238,000 in 2001 and $96,997,000 in 2000. Likewise, income generated by the Trust Department also continues to grow with income for the years 2002, 2001 and 2000 of $582,000, $539,000 and $474,000, respectively.

The Bank acquired Wilmerding & Associates, Inc., an investment advisor, in April 2000. Wilmerding generated investment management fees totaling $682,000 for 2002, $749,000 for 2001 and $808,000 for the year 2000. Wilmerding's management fees are based on the market value of assets under management, which were $211,667,000 for 2002, $254,156,000 for 2001 and $245,513,000 for 2000. The decline in management fees reflects the impact of the overall downturn in the financial market, along with a change in status of certain accounts. While Wilmerding is not achieving the level of profitability desired, various cost saving measures were put in place during 2002, along with personnel changes designed to achieve profitability. Peoples is currently considering several other options relating to its investment management business. At the present time, Wilmerding is not a significant contributor to Peoples' total revenues.

Income from mortgage banking activities totaled $872,000 in 2002, which was an increase of 83.2% or $396,000 compared to 2001. In addition to originating and retaining mortgages in its portfolio, Peoples derives income from the sale of individual loans in the secondary market. The favorable rate environment for mortgage banking activities during 2002 and 2001 led to increased demand for both purchase-money and refinancing mortgage loans. This increased demand, combined with Peoples' efforts to expand the mortgage business by working more closely with the realtors in its market area, led to the increased income from mortgage banking activities. This contributed to an approximate 47.3% increase in the number of mortgages sold. In comparison, income from mortgage banking activities for the year 2001 totaled $476,000 and $186,000 for 2000.

Peoples generally holds the securities in its securities portfolio until maturity, which normally results in nominal securities gains and losses. In 2002, Peoples recorded an $84,000 reserve against an impaired security. This bond is a municipal bond under a Housing and Urban Development Program. The balance of the bond, net of the reserve, is $476,000. Management continues to closely monitor this security.

In 2000, Peoples wrote-down a held-to-maturity security issue by $326,000, or approximately 10.0% of its carrying amount. During 2002, this security was redeemed and Peoples realized a gain on the redemption of this security in the amount of $387,000.

Other income increased by $34,000 to $1,039,000 for 2002, compared to $1,005,000 and $925,000 in 2001 and 2000, respectively. This increase was a result of increased income from debit card commissions, income from a prepayment penalty on a commercial loan payoff and earnings from Peoples First Land Transfer, LLC. Peoples First Land Transfer, a 79.0% owned subsidiary of the Bank, started operation in January 2002 and derives its income from the sale of title insurance. This subsidiary is not a significant contributor to Peoples' total revenues, adding a total of $44,000 to non-interest income in 2002.

Non-Interest Expense

Non-interest expense increased $1,528,000 or 12.3% in 2002 to $13,962,000, up from $12,434,000 in 2001 and $11,101,000 in 2000. The increase for 2002 was from increased salaries and employee benefits, occupancy, furniture and equipment, other operating expenses and taxes other than income, partially offset by decreases in professional fees and communication and supplies.

Salaries and employee benefits increased $1,126,000 or 15.0% in 2002 totaling $8,651,000, up from $7,525,000 in 2001. Likewise, salaries and employee benefits increased $989,000 or 15.1% in 2001 compared to 2000. The increases were primarily Bank related payroll and benefits expense incurred through normal merit increases, increased incentive compensation and to a greater extent, additions to staff, along with rising costs of medical insurance. The number of full time equivalent employees rose from 136 in 2000 to 151 in 2001 and to 169 in 2002. Increases in payroll are anticipated, as Peoples continues to grow in size, locations and product offerings with additional staff being added as required.

Occupancy expense increased by $122,000 or 13.9% to $1,000,000 in 2002, up from $878,000 in 2001 and $683,000 in 2000. These expenses were anticipated as Peoples expanded its facilities. The increased expense in 2002 was attributed to a full year of operating expenses from the Rising Sun Branch, which opened in December 2001 and additional leased office space for Peoples' mortgage originators.. While these facilities may contribute to higher occupancy expenses, it is anticipated these facilities will generate additional income through the expansion of services to our customers, community and new business development. Increases in occupancy expense are anticipated as Peoples continues to grow and expand its facilities.

Furniture and equipment expense reflected an increase of $110,000 or 17.9% in 2002, to $725,000 compared to $615,000 in 2001 and $574,000 in 2000. Increased depreciation expense was the primary contributor to the increase. Furniture and equipment expense is anticipated to increase in 2003, as a result of Peoples' desire to keep current with technological advances and absorbing the additional operating costs associated with the Georgetown branch which opened in November 2002.

Communication and supplies reflects a decrease of $10,000 or 1.5% to $679,000 in 2002 from $689,000 in 2001 and $646,000 in 2000. This decrease in expense results from improved management of the supply inventory partially offset with higher communications expense from business growth.

Taxes, other than income, totaled $393,000 in 2002, $371,000 in 2001 and $333,000 in 2000. These taxes are primarily the Pennsylvania Bank Shares Tax which represents .86%, .86% and .84% of average stockholders' equity, respectively.

Professional fees decreased by $104,000 to $239,000 in 2002 compared to $343,000 in 2001 and $417,000 in 2000. The professional fees for 2002 and 2001 are attributed to business growth with varying complexities requiring outside accounting, consulting and legal expertise. The levels of expenditures in 2000 related to the acquisition of the investment advisory firm and the formation of the holding company. Professional fees are anticipated to be higher in 2003 as the requirements of the Sarbanes-Oxley Act are implemented.

Other operating expense increased by 13.0% to $2,275,000 in 2002, after increasing to $2,013,000 in 2001 from $1,912,000 in 2000. The increase in 2002, was the result of various category increases and decreases, the largest of which were a $75,000 increase in loan origination related expenses consistent with increased loan volume, a $67,000 increase in advertising and marketing, a $35,000 increase in education (including tuition reimbursement) and training of staff and a $35,000 increase in fees paid by Peoples on deposit accounts with other banks. Likewise, the increase in 2001, was the result of various category increases and decreases, the largest of which were a $39,000 increase in computer and software costs, a $32,000 increase in on-line banking charges as Peoples utilizes advances in new technology, and $30,000 to comply with information security regulations. The increases in operating expenses are a result of expanding Peoples' marketing efforts, business growth and developing our staff as Peoples places more emphasis on promoting our services and targeting our customer base.

Income Taxes

Total income tax expense was $1,708,000 for 2002 compared to $1,470,000 for 2001 and $1,565,000 in 2000. Income taxes for 2002 include $18,000 in Maryland State income taxes compared to $4,000 in 2001, when Peoples' first branch office opened in Maryland.

Federal income taxes as a percentage of income before income taxes was 25.8%, 25.8% and 27.8% for the years ended 2002, 2001 and 2000, respectively. Peoples' lower effective federal tax rate, compared to the statutory rate of 34%, is a result of several tax-free investments. Tax credits are realized on an investment in a community development project, along with an additional percentage of income derived from tax-exempt investments and loans, and tax-exempt income earned on a life insurance contract.

Refer to Note 9 to the financial statements for further analysis of income taxes.

Return on Average Equity and Average Assets

Return on average equity (ROE) and return on average assets (ROA) are commonly used measures of bank profitability. ROE is a measure of return on the capital invested by stockholders, while ROA measures the overall return that a bank achieves on its asset base.

Return on average equity is calculated by dividing net income by average stockholders' equity. Peoples' ROE increased to 10.70% for 2002, from 9.78% in 2001. Peoples' ROE for 2000 was 10.19%. Return on average assets is derived by dividing net income by average assets. Peoples' ROA for the years ended 2002, 2001 and 2000 was 1.27%, 1.23% and 1.30%, respectively.

Financial Condition

Securities

The securities portfolio is a component of interest-earning assets and is second in size only to the loan portfolio. Investment securities not only provide interest income, they provide a source of liquidity, diversify the earning asset portfolio and provide collateral for public funds and securities sold under agreements to repurchase.

Peoples' securities are classified as either held-to-maturity or available-for-sale. Securities in the held-to-maturity category are accounted for at amortized cost. Available-for-sale securities are accounted for at fair value with unrealized gains and losses, net of taxes, reported as a separate component of comprehensive income. In addition, there have been no transfers of securities from available-for-sale to held-to-maturity, nor were there any securities sold.

While Peoples generally intends to hold its investment portfolio until maturity, Peoples classifies new purchases as available-for-sale. The only held-to-maturity securities on the books at the end of 2001 were redeemed during 2002, leaving the entire investment portfolio classified as available-for-sale. The fair value of these securities improved due to the lower rate environment in 2002. This resulted in net unrealized gains at year-end 2002 of $2,258,000, an increase of $1,261,000 since year-end 2001, which is reflected as accumulated other comprehensive income of $1,490,000 in stockholders' equity, net of deferred income taxes. The accumulated other comprehensive income at December 31, 2001 totaled $659,000, net of deferred taxes.

During 2002, Peoples recorded a write-down of $84,000 on an impaired security. This bond is a municipal bond under a Housing and Urban Development Program. The balance of the bond, net of the $84,000 reserve, is $476,000. Management continues to closely monitor this security.

The following tables set forth the composition of the securities portfolio and the securities maturity schedule, including weighted average yield, as of the dates indicated.

Securities

	December 31,		
	2002	2001	2000
		(In Thousands)	
Held-to-Maturity Securities at Amortized Cost			
State and political subdivisions	$ —	$ 2,845	$ 2,929
Total Held-to-Maturity	—	2,845	2,929
Available-for-Sale Securities at Fair Value			
U.S. Treasury securities	**16,922**	21,482	24,858
U.S. Government agencies	**26,283**	28,221	11,823
State and political subdivisions	**15,713**	12,668	6,805
Corporate securities	**4,600**	4,328	5,260
Total Available-for-Sale	**63,518**	66,699	48,746
Total Securities	**$ 63,518**	$ 69,544	$ 51,675

Securities Maturity Schedule

	December 31, 2002									
	Less Than 1 Year		1-5 Years		5-10 Years		Over 10 years or no Maturity		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in Thousands)									
U.S. Treasury securities	$ 8,368	4.41%	$ 8,274	3.83%	$ 280	5.57%	$ —	—%	$ 16,922	4.15%
U.S. Government agencies	502	6.00%	19,595	4.54%	6,186	5.18%	—	—%	26,283	4.72%
State and political subdivisions	272	6.18%	6,981	5.67%	4,731	5.44%	3,729	8.97%	15,713	6.39%
Corporate securities	2,025	6.57%	1,793	6.59%	782	7.50%	—	—%	4,600	6.74%
Total	**$ 11,167**	**4.91%**	**$36,643**	**4.70%**	**$11,979**	**5.44%**	**$ 3,729**	**8.97%**	**$63,518**	**5.13%**

Available-for-sale securities are accounted for at fair value.
Weighted average yields are calculated on a fully tax equivalent basis assuming a tax rate of 34%.

At year-end 2002, securities totaled $63,518,000, including $2,258,000 in net unrealized gains. Comparatively, securities totaled $69,544,000 at year-end 2001, including $997,000 in net unrealized gains, and $51,675,000, including $184,000 in net unrealized gains, at year-end 2000. At year-end 2002, 26.6% of the portfolio is held in direct obligations of the U.S. Treasury, most of which have relatively short maturities of less than five years. Of the total securities portfolio, 75.3% matures in less than five years, with 17.6% maturing in less than one year and 57.7% maturing in the one to five year category. The securities portfolio is structured to provide a dependable flow of earnings, while providing a consistent source of liquidity. The securities portfolio does not include the securities of any single issuer, other than securities of the U.S. Treasury and Agencies, the value of which, based on aggregate book value or fair value, exceeds 10% of stockholders' equity.

Loans

The loan portfolio comprises the major portion of Peoples' earning assets as of December 31, 2002. Loans, net of unearned income, at year-end 2002 were $302,161,000, an increase of $49,989,000 or 19.8% from year-end 2001. The increase in loans outstanding was centered in real estate mortgages, which grew by $27,106,000 or 14.2% and includes residential, commercial and agricultural mortgage loans; and real estate construction which grew $14,171,000 or 166.5%. Non-real estate secured installment loans also grew by $5,324,000 along with an increase of $3,328,000 in commercial, financial and agricultural loans.

The following tables set forth information on the composition of Peoples' total loans, and contractual maturities for commercial and construction loans as of the dates indicated.

Loans Outstanding

	December 31,				
	2002	2001	2000	1999	1998
	(In Thousands)				
Commercial, financial and agricultural	**$ 46,477**	$ 43,149	$ 32,239	$ 26,847	$ 24,545
Real estate - construction	**22,684**	8,513	10,667	10,675	6,552
Real estate - mortgage	**218,650**	191,544	173,124	159,721	134,950
Installment loans to individuals	**14,969**	9,645	10,378	11,000	7,395
Total	**302,780**	252,851	226,408	208,243	173,442
Less: unearned income	**(619)**	(679)	(624)	(656)	(694)
Less: allowance for loan losses	**(4,503)**	(4,182)	(3,922)	(3,343)	(2,965)
Net Loans	**$ 297,658**	$ 247,990	$ 221,862	$ 204,244	$ 169,783

Loan Maturities
Commercial and Construction Loans

	December 31, 2002			
	1 Year or Less	1-5 Years	Over 5 Years	Total
	(In Thousands)			
Commercial, financial and agricultural	$ 17,188	$ 17,218	$ 12,063	$ 46,469
Real estate - construction	7,094	10,832	4,758	22,684
Total	$ 24,282	$ 28,050	$ 16,821	$ 69,153
Loans with a fixed interest rate		$ 18,366	$ 9,025	
Loans with variable interest rate		9,684	7,796	
Total		$ 28,050	$ 16,821	

Scheduled principal repayments prior to the loan's maturity date are not reflected because such information is not readily available. Loan maturities do not include $8,000 in nonaccrual commercial and construction loans.

The composition of the loan portfolio, at year-end 2002, was approximately 15.4% commercial, financial, agricultural and industrial loans, 7.5% real estate construction loans, 72.2% real estate mortgage loans, which include commercial, agricultural and residential loans secured by real estate and 4.9% installment loans.

Peoples has a significant concentration of residential and commercial mortgage loans collateralized by properties located in southern Chester County. Approximately, $80,791,000 in loans was outstanding to real estate investors. Included in this category are a diverse group of properties and borrowers, the larger of which are: $31,311,000 are mortgages on commercial rental properties (stores, offices and convenience centers, etc.), $14,645,000 are mortgage loans on residential rental properties, $14,519,000 are construction loans to residential builders, $8,914,000 are mortgages on mobile homes and land and $5,134,000 are land sub-division projects. These amounts do not include mortgages on one to four family owner-occupied properties.

Peoples also has a significant portion of loans outstanding to the agricultural sector totaling $50,697,000. Approximately, $29,043,000 of these loans are outstanding to the mushroom industry, which represents 9.6% of total loans, and about $21,654,000 are outstanding to other segments of the farm community.

Non-Performing Assets

Non-performing assets include loans on a non-accrual basis, loans past due more than ninety days and still accruing, troubled debt restructurings and foreclosed real estate. These groups of assets represent the asset categories posing the greatest risk of loss to Peoples. Non-accrual loans are loans no longer accruing interest, due to apparent financial difficulties of the borrower. Peoples normally places loans which are contractually past due 90 days or more on nonaccrual status, unless the loan is considered by management to be both well secured and in the process of collection or secured by a one to four family residential property. Troubled debt restructurings result when an economic concession has been made to a borrower taking the form of a reduction or deferral of interest and/or principal. Peoples has no troubled debt restructurings. Foreclosed real estate includes real estate obtained in foreclosure or in lieu of foreclosure and is recorded at the lower of the outstanding balance at the time of foreclosure or fair value minus estimated costs to sell. Gains and losses on the sale of other real estate owned and write-downs resulting from periodic re-evaluations of the property are charged to other operating expenses.

The following table sets forth Peoples' non-performing assets as of the dates indicated.

Non-Performing Assets

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands)				
Non-accrual loans	$ 3,463	$ 3,658	$ 453	$ 1,047	$ 1,700
Accruing loans 90 days past due	47	190	187	497	991
Total Non-Performing Loans	3,510	3,848	640	1,544	2,691
Foreclosed real estate	—	40	—	296	345
Total Non-Performing Assets	$ 3,510	$ 3,888	$ 640	$ 1,840	$ 3,036
Ratios:					
Non-performing loans to total loans	1.16%	1.53%	0.28%	0.74%	1.56%
Non-performing assets to total loans and foreclosed real estate	1.16%	1.54%	0.28%	0.89%	1.75%
Allowance for loan losses to non-performing loans	128.29%	108.68%	612.81%	216.52%	110.18%
Non-accrual Loans:					
Interest income that would have been recorded under original terms	$ 271	$ 304	$ 52	$ 134	$ 211
Interest income recorded during the year	$ 58	$ 110	$ 25	$ 13	$ 39

There were no troubled restructuring for any of the periods presented above.

Total non-performing assets at year-end 2002 were $3,510,000, a decrease of $378,000 or 9.7% since the beginning of the year. In contrast, non-performing assets increased $3,248,000 or 507.5% from year-end 2000 to 2001. Total non-performing loans to total loans at year-ends 2002, 2001 and 2000 were 1.16%, 1.53% and .28%, respectively. The increase in non-performing loans during 2001 was primarily concentrated in one commercial mortgage, which remained in non-performing loans during 2002.

Total loans past due 90 days or more at year-end 2002 were $47,000, a decrease of $143,000 since the beginning of the year. Comparatively, accruing loans 90 days past due increased $3,000 from year-end 2000 to 2001.

The foreclosed real estate of $40,000 that Peoples held at year-end 2001, which consisted of a single-family residence, was sold in 2002. Peoples had no foreclosed real estate at year-end 2002.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance is maintained to absorb losses, which are inherent in a loan portfolio. Management determines the adequacy of the allowance based on on-going quarterly assessments of the loan portfolio, including such factors as: changes in the nature and volume of the portfolio, effects of concentrations of credit, current and projected economic and business conditions, regulatory and consultant recommendations, repayment patterns on loans, borrowers' financial condition, current charge-offs, trends in volume and severity of past due loans and classified loans, potential problem loans and supporting collateral. In addition, various regulatory agencies, as part of their examination, review the adequacy of the allowance and from time to time Peoples may employ a third party to review the adequacy of the reserve. Such agencies may recommend that Peoples change the level of the reserve based on their judgments of information available to them at the time of examination.

The following tables set forth information on the analysis for loan losses and the allocation of the allowance for loan losses as of the dates indicated.

Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands)				
Beginning Balance	**$ 4,182**	$ 3,922	$ 3,343	$ 2,965	$ 2,416
Provision for Loan Losses	**480**	330	465	451	685
Loans charged-off:					
Commercial, financial and agricultural	**(29)**	(26)	(7)	(17)	(294)
Real estate - construction	—	—	—	—	—
Real estate - mortgage	**(95)**	(15)	(35)	(35)	(38)
Installment	**(59)**	(70)	(21)	(83)	(34)
Total Charged-off	**(183)**	(111)	(63)	(135)	(366)
Recoveries:					
Commercial, financial and agricultural	**13**	21	—	48	170
Real estate - construction	—	—	—	—	—
Real estate - mortgage	—	11	169	—	—
Installment	**11**	9	8	14	60
Total Recoveries	**24**	41	177	62	230
Net (Charge-offs) Recoveries	**(159)**	(70)	114	(73)	(136)
Ending Balance	**$ 4,503**	$ 4,182	$ 3,922	$ 3,343	$ 2,965
Ratios:					
Net (charge-offs) recoveries to average loans	**(0.06)%**	(0.03)%	0.05%	(0.04)%	(0.08)%
Net (charge-offs) recoveries to the provision for loan losses	**(33.13)%**	(21.21)%	24.52%	(16.19)%	(19.85)%
Allowance for loan losses to total loans	**1.49%**	1.66%	1.74%	1.61%	1.72%

Allocation of the Allowance for Loan Losses

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	**Percent of Loan Type to Total Loans**	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans
	(In Thousands)									
Commercial, financial and agricultural	**$ 870**	**15.35%**	$ 793	17.06%	$ 807	14.24%	$ 695	12.89%	$ 1,005	14.15%
Real estate - construction	**179**	**7.49%**	40	3.37%	55	4.71%	198	5.13%	111	3.78%
Real estate - mortgage	**2,787**	**72.22%**	2,470	75.76%	1,893	76.47%	1,378	76.70%	1,023	77.81%
Installment	**465**	**4.94%**	366	3.81%	352	4.58%	304	5.28%	236	4.26%
Unallocated	**202**	**N/A**	513	N/A	815	N/A	768	N/A	590	N/A
Total	**$ 4,503**	**100.00%**	$ 4,182	100.00%	$ 3,922	100.00%	$ 3,343	100.00%	$ 2,965	100.00%

At December 31, 2002, the allowance for loan losses to total loans was 1.49% and was 1.66% and 1.74% at year-ends 2001 and 2000, respectively. See the "Provision for Loan Losses" for information on the additions to the allowance. Net charge-offs, which also affect the allowance, totaled $159,000 and $70,000 for 2002 and 2001, whereas 2000 reflected net recoveries totaling $114,000. The percent of net charge-offs to average loans was .06% and .03% in 2002 and 2001, respectively, compared to net recoveries to average loans of .05% in 2000.

The unallocated portion of the allowance is intended to provide for possible losses that are not otherwise accounted for and to compensate for the imprecise nature of estimating future loan losses. The unallocated portion of the allowance has decreased $613,000 from year-end 2000 to year-end 2002, as unallocated portions have been allocated to specific credits. Management believes the allowance is adequate to cover the inherent risks associated with Peoples loan portfolio. While allocations have been established for particular loan categories, management considers the entire allowance to be available to absorb losses in any category.

Deposits

Management believes that the development and retention of deposits is the basis of sound growth and profitability. These deposits provide the primary source of funding for loans and securities. As of December 31, 2002, deposits totaled $322,136,000 up $39,674,000 or 14.1% from year-end 2001. Comparatively, total deposits grew $15,374,000 or 5.8% between year-end 2001 and 2000.

Contributing to the growth in deposits was Peoples' continued expansion and business development within its market area, along with the downturn in the stock market making deposit accounts an attractive, safe alternative for investors. The 2002 growth was reflected in all categories, with increases of $11,290,000 in demand deposits, $10,482,000 in money market deposits, $9,090,000 in savings, $3,609,000 in NOW and Super NOW accounts and $5,203,000 in time deposits. In comparison, during 2001 demand deposits grew $7,430,000, money market deposits increased $5,782,000, NOW and Super NOW accounts grew $3,183,000 along with an increase of $1,044,000 in time deposits. These increases were partially offset by a decrease of $2,065,000 in savings accounts. The decrease in savings was impacted by $5,800,000 in trust department savings funds that were transferred by the Bank during the first quarter of 2001 to alternative investment options outside the Bank

The following tables set forth information on the composition of Peoples' deposits and time deposits of $100,000 or more as of the dates indicated.

Average Deposits by Major Classification

	Year Ended December 31,					
	2002		2001		2000	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(Dollars in Thousands)					
Non-interest-bearing demand deposits	$ 71,901	N/A	$ 61,073	N/A	$ 55,408	N/A
Interest-bearing deposits:						
NOW and Super NOW	58,561	1.15%	53,427	2.37%	38,881	3.16%
Money market	31,939	1.78%	24,311	3.08%	22,171	4.34%
Savings	47,002	1.10%	39,755	1.63%	43,567	2.53%
Time	90,572	3.77%	91,441	5.45%	84,688	5.62%
Total	$ 299,975		$ 270,007		$ 244,715	

Time Deposits of $100,000 or More
Maturity Schedule

	December 31,					
	2002			2001		
	Time Certificates	Other Time	Total	Time Certificates	Other Time	Total
	(In Thousands)					
Three months or less	$ 4,525	$ 110	$ 4,635	$ 4,377	$ 274	$ 4,651
Over three through six months	4,521	—	4,521	6,130	—	6,130
Over six through twelve months	7,068	111	7,179	5,845	—	5,845
Over twelve months	6,280	1,830	8,110	4,704	1,091	5,795
Total	$ 22,394	$ 2,051	$ 24,445	$ 21,056	$ 1,365	$ 22,421

Large dollar certificates of $100,000 or more are generally considered more volatile than other deposits. Peoples' large dollar certificates and individual retirement accounts (IRAs) totaled $24,445,000 at year-end 2002, reflecting an increase of $2,024,000, after increasing $2,015,000 in 2001 to $22,421,000 from $20,406,000 at year-end 2000. Even with the declining rate environment, business development resulting in new account relationships contributed to the 2002 increase.

Borrowings

Long-term borrowings from the Federal Home Loan Bank totaled $29,706,000, at year-end 2002. Peoples borrowed $5,000,000 in 2001 and borrowed an additional $7,000,000 in 2002. The increases in 2001 and 2002 resulted from favorable long-term rates and an in-house program that matched the long-term debt to similar maturity mortgages to be held in Peoples' loan portfolio. Peoples will continue to target deposits as its primary funding source, since deposits are generally less costly and provide an opportunity to expand our customer relationships.

Interest Rate Sensitivity

The operations of Peoples do not subject it to foreign currency risk or commodity price risk. Peoples does not utilize interest rate swaps, caps or hedging transactions. In addition, Peoples has no market risk sensitive instruments entered into for trading purposes. However, Peoples is subject to interest rate risk and employs several different methods to manage and monitor the risk.

Rate sensitive assets and rate sensitive liabilities are those whose rates or yields are subject to change within a defined time period, due to maturity or a floating market rate. The risk to Peoples results from interest rate fluctuations to the extent that there is a difference between the amount of Peoples' rate sensitive assets and the amount of rate sensitive liabilities within specified periods. Peoples monitors its rate sensitivity in order to reduce its vulnerability to interest rate fluctuations while maintaining adequate capital and acceptable levels of liquidity. Peoples' asset and liability policy, along with monthly financial reports and quarterly financial simulations, supplies management with guidelines to evaluate and manage Peoples' rate sensitivity.

Gap analysis is one method used to monitor the imbalance between repricing or maturing assets and liabilities within a defined time frame in relation to total assets. When the gap is positive, with interest rate sensitive assets repricing faster than rate sensitive liabilities, net interest income usually improves if interest rates increase. The opposite occurs in the case of a negative gap. Intentional mismatching can improve the net interest margin if interest rates move as predicted. However, the net interest margin may suffer if rates move contrary to predictions.

The following table sets forth Peoples' interest sensitivity analysis as of the date indicated.

Interest Sensitivity Analysis

	December 31, 2002				
	Under Three Months	3 Months through 6 Months	6 Months through 1 Year	1 Year through 5 Years	Over 5 years
	(In Thousands)				
ASSETS:					
Loans receivable	$ 92,402	$ 9,522	$ 25,175	$ 125,031	$ 45,528
Securities	6,366	7,035	16,675	25,582	7,860
Federal funds sold	8,919	—	—	—	—
Interest-earning deposits with banks	1,061	—	—	—	—
FHLB stock	—	—	—	—	2,041
Total Interest-Earning Assets	**$ 108,748**	**$ 16,557**	**$ 41,850**	**$ 150,613**	**$ 55,429**
LIABILITIES:					
NOW and Super NOW	$ 20,740	$ —	$ —	$ —	$ 38,519
Money market	32,972	—	—	—	3,663
Savings	9,183	—	—	11,226	30,613
Time deposits	21,234	20,439	21,928	31,705	—
Securities sold under agreement to repurchase	7,855	—	—	—	—
Long-term debt	178	180	368	20,823	8,157
Total Interest-Bearing Liabilities	**$ 92,162**	**$ 20,619**	**$ 22,296**	**$ 63,754**	**$ 80,952**
Interest sensitivity gap	**$ 16,586**	**$ (4,062)**	**$ 19,554**	**$ 86,859**	**$ (25,523)**
Cumulative sensitivity gap	**$ 16,586**	**$ 12,524**	**$ 32,078**	**$ 118,937**	**$ 93,414**
As of December 31, 2001					
Interest sensitivity gap	$ (11,039)	$ (8,378)	$ 6,076	$ 109,665	$ (14,076)
Cumulative sensitivity gap	$ (11,039)	$ (19,417)	$ (13,341)	$ 96,324	$ 82,248

The Interest Sensitivity Analysis includes certain assumptions on the re-pricing of NOW and savings accounts. Generally, these accounts are less sensitive to interest rate changes and are part of Peoples' core deposits. As a result, management has estimated that 90% of money market accounts, 35% of NOW accounts and 18% of savings accounts are the most interest rate sensitive, thereby placing them in the "Under 3 Month" category, placing an additional 22% of savings in the '1 Year through 5 Years' category and placing the remainder in the "Over 5 Years" category.

As indicated in the Interest Sensitivity Analysis for December 31, 2002, Peoples' cumulative one year gap was a positive $32,078,000, which means assets will reprice faster than liabilities. Because of the extent to which rates have declined in 2001 and 2002, Peoples has become more sensitive to future rate declines and would expect added compression of the net interest margin. Currently, Peoples has 34.2% of its deposits in NOW and savings accounts, which it considers core deposits, and which normally carry lower rates relative to other types of deposits. Because of this, these accounts have historically contributed significantly to the net interest margin. However, there is an ultimate floor to which the rates on these accounts can fall. Under current conditions, the inability to further decrease these deposit rates while loan and other earning asset rates continue to drop and re-price at lower rates could result in further compression of the net interest margin.

Financial simulation is another tool to monitor interest rate risk. Simulation presents a picture of the effect interest rate changes have on net interest income. Assumptions and estimates are used in the preparation of the simulation and actual values may differ from those presented. The simulations include the assumption that the rates on NOW and savings accounts would change only 25 basis points and rates on money market accounts would only change 50 basis points in a +/-200 basis point rate shock. In addition, these simulations do not portray other actions management might take in response to changes in market rates. The following is an analysis of possible changes in Peoples' net interest income, for a +/- 200 basis point rate shock over a one year period compared to a flat or unchanged rate scenario.

Change in interest rates	2001 Percent Change in Net Interest Income	2002 Percent Change in Net Interest Income
+ 200 basis points	1.1%	3.0%
Flat rate	0.0%	0.0%
- 200 basis points	-1.4%	-3.6%

The percent change is obtained by dividing the increase or decrease in net interest income for the applicable year following application of the rate shock analysis by the total net interest income for such year. The net interest income at risk position reflected in the chart is within the guidelines set by Peoples' asset/liability policy. For 2002, an increase of 200 basis points could result in a 3.0% increase in net interest income, whereas, a 200 basis point decrease could result in a 3.6% decrease in net interest income.

The drop in the Federal Reserve Bank's discount and federal funds rates by 475 basis points during 2001 and an additional decrease of 50 basis points in 2002 actually put to the test Peoples' ability to effectively manage its interest rate sensitivity. During the past two years, Peoples has maintained its net interest margin at 4.71%. However, with the continued low rate environment and the additional federal funds rate decrease in November 2002, Peoples has been experiencing compression in the net interest margin ending at 4.53% for the month of December 2002.

Liquidity and Capital Resources

Liquidity represents Peoples' ability to efficiently manage cash flows to support customers' loan demand, withdrawals by depositors, the payment of operating expenses, as well as the ability to take advantage of business and investment opportunities as they arise. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth.

The primary source of liquidity is Peoples' growing core deposit base. A loyal customer base and a strong capital position provide a stable foundation from which to work. The stability of the core deposits is reflected in a comparison of year-end balances to yearly averages. Core deposits at year-end 2002 totaled $297,691,000 and averaged $277,560,000 for the year, this is consistent with the increase in deposits for the year. Likewise, year-end 2001 core deposits totaled $260,041,000 and averaged $248,487,000 for the year.

Other sources of liquidity are available from investments in federal funds sold and interest bearing deposits with banks, which combined totaled $9,980,000 at year-end 2002 and securities maturing in one year or less, which totaled $11,167,000 at year-end 2002. These sources provide Peoples with adequate resources to meet its short-term liquidity requirements. In comparison, interest bearing due from banks and federal funds sold totaled $10,243,000 and securities maturing in one year or less totaled $10,250,000 at year-end 2001. Longer term liquidity needs might be met by selling available-for-sale securities, which includes 100.0% of the securities portfolio, selling loans or raising additional capital. In addition, Peoples has established federal funds lines of credit with other commercial banks and with the Federal Home Loan Bank of Pittsburgh, which is a reliable source for short and long-term funds.

Peoples' loan to deposit ratio for 2002 was maintained at an average of 91.3% and ended the year at 93.8%, compared to an average of 87.2% in 2001, ending the year at 89.3%. The average loan to deposit ratio was 89.2% in 2000.

Peoples' financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, at December 31, 2002 totaled $67,952,000. This consisted of $20,983,000 in commercial real estate, construction, and land development loans, $11,422,000 in home equity lines of credit, $5,638,000 in standby letters of credit and the remainder in other unused commitments. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to Peoples.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. Peoples has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

The following table represents Peoples' aggregate on and off balance sheet contractual obligations to make future payments.

Contractual Obligations

	December 31, 2002				
	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Total
			(In Thousands)		
Time Deposits	$ 63,601	$ 17,939	$ 13,766	$ —	$ 95,306
Long-term debt	726	2,200	3,123	23,657	29,706
Operating Leases	225	371	386	2,158	3,140
Total	**$ 64,552**	**$ 20,510**	**$ 17,275**	**$ 25,815**	**$ 128,152**

Peoples is not aware of any known trends or any known demands, commitments, events or uncertainties, which would result in any material increase or decrease in liquidity.

The greater the capital resources, the more likely Peoples will be able to meet its cash obligations and unforeseen expenses. Peoples' strong capital position is the result of retained earnings. The dividend payout ratio was 36.1% in 2002 compared to 34.9% and 34.4% in years 2001 and 2000, respectively. Stockholders' equity at the end of 2002 totaled $46,864,000, an increase of $3,222,000 or 7.4% over year-end 2001. The increase was a result of net income supplemented with a $831,000 unrealized gain on securities available-for-sale, net of taxes, and reduced by the dividend payout of $1,753,000 and $710,000 in treasury stock purchases. Likewise, stockholders' equity at the end of 2001 totaled $43,642,000, an increase of $2,438,000 or 5.9% over year-end 2000. The increase was a result of net income supplemented with a $537,000 unrealized gain on securities available-for-sale, net of taxes, and reduced by the dividend payout of $1,478,000 and $857,000 in treasury stock.

During 2001, Peoples repurchased shares of its stock under two separate plans approved by its Board of Directors. The Board of Directors approved the first plan on October 13, 2000, for the repurchase of up to $1,000,000 in Peoples stock. This plan was originally to terminate April 2001, but was granted an extension by the Board to October 2002. As of December 31, 2001, this plan had reached its limit of 51,081 shares repurchased at a cost of $999,991.

The second plan, the Board approved in November 2001 for the repurchase of $1,000,000 in Peoples stock with an original termination date of October 2002. The Board granted this plan an extension to June 2003. Under this plan 36,843 shares have been repurchased at a cost of $795,384 through December 31, 2002. In addition, on June 18, 2002 the Board approved a third repurchase plan for repurchasing another $1,000,000 in Peoples stock with a termination date of June 2003. As of December 31, 2002, no shares have been purchased under the third plan.

The following table sets forth Peoples' capital amounts and Peoples' and the Bank's capital ratios as of the dates indicated.

Capital Ratios

	December 31, 2002	December 31, 2001	December 31, 2000
		(In Thousands)	
Tier I capital			
Total stockholders' equity, excluding other comprehensive income	$ 45,374	$ 42,983	$ 41,082
Tier II capital			
Allowance for loan losses (1)	4,024	3,353	2,919
Total risk-based capital	$ 49,398	$ 46,336	$ 44,001
Risk adjusted assets (including off-balance sheet exposure)	$ 321,471	$ 267,422	$ 232,553

Capital Ratios	2002 Bank	2002 Peoples	2001 Bank	2001 Peoples	2000 Peoples(2)
Leverage	9.59%	11.21%	9.96%	12.05%	12.59%
Tier I Risk-Based Capital	11.94%	14.11%	13.12%	16.07%	17.67%
Total Risk-Based Capital	13.19%	15.37%	14.37%	17.33%	18.92%

(1) Allowance for loan losses is limited to the lesser of the balance of the allowance for loan losses or 1.25% of risk-adjusted assets for Tier II Capital calculations.
(2) At December 31, 2000, Peoples' ratios did not differ significantly from the Bank's ratios.

Peoples had a leverage ratio of 11.2%, a Tier I capital to risk-based assets ratio of 14.1%, and a total capital to risk-based assets ratio of 15.4% at year-end 2002. At December 31, 2002, the Bank had a leverage ratio of 9.6%, a Tier I capital to risk-based assets ratio of 11.9%, and a total capital to risk-based assets ratio of 13.2%. These ratios exceed the federal regulatory minimum requirements for a "well capitalized" bank. The ratios indicate that Peoples and the Bank both exceed the federal regulatory minimum requirements to be considered "well capitalized."

Peoples is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities, that if implemented would have a material effect on Peoples' capital, liquidity or its operations.

Inflation

The impact of inflation upon banks differs from the impact upon non-banks. The majority of assets and liabilities of a bank are monetary in nature and therefore change with movements in interest rates. The exact impact of inflation on Peoples is difficult to measure. Inflation may cause operating expenses to increase at a rate not matched by increased earnings. Inflation may also affect the borrowing needs of consumers, thereby affecting growth of Peoples' assets. Inflation may also affect the general level of interest rates, which could have an effect on Peoples' profitability. However, as discussed previously, Peoples strives to manage its interest sensitive assets and liabilities offsetting the effects of inflation.

Market for Peoples' Common Stock

The authorized capital stock of Peoples consists of 10,000,000 shares of common stock, par value $1.00 per share, of which 2,965,284 shares were outstanding as of January 31, 2003. There were approximately 728 stockholders of record as of January 31, 2003. Peoples' common stock is not listed or traded on a recognized securities exchange. Peoples' common stock is traded in the over-the-counter market under the symbol PPFR and trading in Peoples' common stock is limited in volume.

The following table sets forth the high and low prices for Peoples' common stock for each quarterly period for the last two years.

	2002		2001	
	High	Low	High	Low
First Quarter	$22.35	$20.53	$20.25	$17.25
Second Quarter	$22.25	$21.00	$21.00	$19.25
Third Quarter	$23.50	$21.45	$22.00	$20.25
Fourth Quarter	$22.75	$21.50	$22.75	$20.50

Holders of shares of common stock are entitled to receive such dividends when, as and if declared by Peoples' Board of Directors, out of funds legally available for that purpose. Dividends payable by the Bank to Peoples are the primary source of funds for the payment of dividends on Peoples' stock. Under Pennsylvania banking law, a restriction is placed on the availability of the Bank's surplus for payment of dividends.

Peoples and the Bank have paid quarterly cash dividends on its common stock since 1988. The following sets forth the cash dividends declared per share on Peoples' common stock during the two years ended December 31, 2002.

	Per-Share Dividend	
	2002	2001
First Quarter	$0.13	$0.12
Second Quarter	$0.13	$0.12
Third Quarter	$0.13	$0.12
Fourth Quarter[1]	$0.20	$0.13

[1] The dividend for the fourth quarter of 2002, included a regular dividend of $.15 and a special dividend of $.05.

Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors and Stockholders
Peoples First, Inc.
Oxford, Pennsylvania

We have audited the accompanying consolidated balance sheets of Peoples First, Inc. and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples First, Inc. and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Reading, Pennsylvania
January 10, 2003

Peoples First, Inc.
Consolidated Balance Sheets

	December 31,	
	2002	2001
	(In Thousands)	
ASSETS		
Cash and due from banks	$ 14,357	$ 11,391
Interest-bearing deposits with banks	1,061	814
Federal funds sold	8,919	9,429
Securities available for sale, at fair value	63,518	66,699
Securities held to maturity, fair value 2002 -0-; 2001 $2,845	—	2,845
Loans, net of allowance for loan losses 2002 $4,503; 2001 $4,182	297,658	247,990
Investment in FHLB stock, at cost	2,041	1,368
Bank premises and equipment, net	11,408	11,007
Accrued interest receivable and other assets	10,055	9,806
Total Assets	$ 409,017	$ 361,349
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 79,914	$ 68,624
NOW and Super NOW	59,259	55,650
Money market funds	36,635	26,153
Savings	51,022	41,932
Time	95,306	90,103
Total Deposits	322,136	282,462
Securities sold under agreements to repurchase	7,855	8,710
Long-term debt	29,706	24,349
Accrued interest payable and other liabilities	2,456	2,186
Total Liabilities	362,153	317,707
Stockholders' Equity		
Common stock, par value $1.00 per share; authorized 10,000,000 shares; issued 3,053,208 shares	3,053	3,053
Surplus	16,172	16,172
Retained earnings	27,944	24,843
Accumulated other comprehensive income	1,490	659
Treasury stock, at cost 2002 87,924 shares; 2001 55,073 shares	(1,795)	(1,085)
Total Stockholders' Equity	46,864	43,642
Total Liabilities and Stockholders' Equity	$ 409,017	$ 361,349

See notes to consolidated financial statements.

Peoples First, Inc.
Consolidated Statements of Income

	Years Ended December 31,		
	2002	2001	2000
	(In Thousands, Except per Share Data)		
Interest Income			
Loans receivable, including fees	$ 19,375	$ 19,153	$ 19,045
Securities:			
Taxable	2,595	2,428	2,395
Tax-exempt	701	714	547
Other	242	1,135	1,482
Total Interest Income	22,913	23,430	23,469
Interest Expense			
Deposits	5,171	7,641	8,053
Short-term borrowings	60	189	267
Long-term debt	1,656	1,237	1,198
Total Interest Expense	6,887	9,067	9,518
Net Interest Income	16,026	14,363	13,951
Provision for Loan Losses	480	330	465
Net Interest Income after Provision for Loan Losses	15,546	14,033	13,486
Other Income			
Service charges on deposit accounts	1,500	1,338	1,175
Income from fiduciary activities	582	539	474
Mortgage banking activities	872	476	186
Impairment of securities	(84)	—	(326)
Realized gain on disposal of securities	387	—	—
Investment management fees	682	749	808
Other income	1,039	1,005	925
Total Other Income	4,978	4,107	3,242
Other Expenses			
Salaries and wages	8,651	7,525	6,536
Occupancy	1,000	878	683
Furniture and equipment	725	615	574
Communications and supplies	679	689	646
Professional fees	239	343	417
Taxes, other than income	393	371	333
Other	2,275	2,013	1,912
Total Other Expenses	13,962	12,434	11,101
Income before Income Taxes	6,562	5,706	5,627
Income Tax Expense	1,708	1,470	1,565
Net Income	$ 4,854	$ 4,236	$ 4,062
Weighted Average Number of Shares Outstanding	2,978	3,022	3,052
Basic Earnings per Share	$ 1.63	$ 1.40	$ 1.33

See notes to consolidated financial statements.

Peoples First, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
			(In Thousands)			
Balance - December 31, 1999	$ 2,996	$16,197	$19,320	$ (334)	$ —	$38,179
Comprehensive income:						
Net income	—	—	4,062	—	—	4,062
Net change in unrealized gains (losses) on securities available for sale, net of taxes.	—	—	—	456	—	456
Total Comprehensive Income						4,518
Cash dividends declared, $.46 per share	—	—	(1,397)	—	—	(1,397)
Common stock issued in acquisition	57	(25)	100	—	—	132
Purchase of treasury stock	—	—	—	—	(228)	(228)
Balance - December 31, 2000	3,053	16,172	22,085	122	(228)	41,204
Comprehensive income:						
Net income	—	—	4,236	—	—	4,236
Net change in unrealized gains (losses) on securities available for sale, net of taxes	—	—	—	537	—	537
Total Comprehensive Income						4,773
Cash dividends declared, $.49 per share	—	—	(1,478)	—	—	(1,478)
Purchase of treasury stock	—	—	—	—	(857)	(857)
Balance - December 31, 2001	3,053	16,172	24,843	659	(1,085)	43,642
Comprehensive income:						
Net income	—	—	4,854	—	—	4,854
Net change in unrealized gains (losses) on securities available for sale, net of taxes	—	—	—	831	—	831
Total Comprehensive Income						5,685
Cash dividends declared, $.59 per share	—	—	(1,753)	—	—	(1,753)
Purchase of treasury stock	—	—	—	—	(710)	(710)
Balance - December 31, 2002	$ 3,053	$16,172	$27,944	$ 1,490	$(1,795)	$46,864

See notes to consolidated financial statements.

Peoples First, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 4,854	$ 4,236	$ 4,062
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	913	816	639
Net accretion on securities	(29)	(54)	(13)
Realized gain on disposal of securities	(387)	—	—
Impairment of securities	84	—	326
Provision for loan losses	480	330	465
Earnings on life insurance	(191)	(196)	(205)
Deferred income taxes	(17)	(74)	(325)
Loss on sale of premises and equipment and foreclosed real estate	46	—	—
Increase in other assets	(693)	(1,601)	(894)
Increase (decrease) in other liabilities	66	(734)	620
Net Cash Provided by Operating Activities	5,126	2,723	4,675
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits with banks	(247)	13,182	(9,780)
Net (increase) decrease in federal funds sold	510	8,586	(16,920)
Securities available for sale:			
Proceeds from maturities	24,380	27,935	14,117
Purchases	(19,993)	(45,021)	(18,593)
Securities held to maturity, proceeds from maturities	3,231	85	75
Net increase in loans receivable	(50,148)	(26,458)	(18,083)
Purchase of premises and equipment	(1,305)	(2,081)	(4,101)
Proceeds from sales of premises and equipment and foreclosed assets	169	—	—
Purchase of FHLB stock	(673)	—	—
Net Cash Used in Investing Activities	(44,076)	(23,772)	(53,285)
Cash Flows from Financing Activities			
Net increase in non-interest bearing demand, NOW, Super NOW, money market funds and savings deposits	34,471	14,330	29,986
Net increase in time deposits	5,203	1,044	5,873
Proceeds from long-term debt	7,000	5,000	8,000
Repayments on long-term debt	(1,643)	(407)	(4,354)
Net increase (decrease) in securities sold under agreements to repurchase	(855)	2,010	1,950
Dividends paid	(1,550)	(1,453)	(1,361)
Purchase of treasury stock	(710)	(857)	(228)
Net Cash Provided by Financing Activities	41,916	19,667	39,866
Net Increase (Decrease) in Cash and Due from Banks	2,966	(1,382)	(8,744)
Cash and Due from Banks - Beginning	11,391	12,773	21,517
Cash and Due from Banks - Ending	$ 14,357	$ 11,391	$ 12,773
SUPPLEMENTARY CASH FLOWS INFORMATION			
Interest paid	$ 7,113	$ 9,340	$ 9,224
Income taxes paid	$ 1,560	$ 1,545	$ 2,148

See notes to consolidated financial statements.

Note 1 - Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of Peoples First, Inc. and its wholly-owned subsidiary, The Peoples Bank of Oxford (Bank) and its subsidiary (collectively "Peoples"). All material intercompany transactions have been eliminated. Peoples First, Inc. was formed July 27, 2000 and is subject to regulation of the Federal Reserve Bank.

Peoples First, Inc. is a one-bank holding company headquartered in Oxford, Pennsylvania and provides full banking services, including trust services through its subsidiary. The Bank operates under a state bank charter and is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. The areas served by the Bank are principally Chester County and southern Lancaster County in Pennsylvania and northern Cecil County, Maryland.

On April 10, 2000, Peoples issued 56,918 shares of common stock, with a fair value of $1.4 million, to acquire all of the outstanding common stock of Wilmerding & Associates, Inc. ("Wilmerding"), an investment firm. Wilmerding is a wholly-owned subsidiary of the Bank and the transaction has been accounted for as a pooling of interests.

Note 2 - Summary of Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those accounts included in the balance sheet caption "Cash and due from banks."

Securities

Securities classified as available for sale are those securities that Peoples intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of Peoples' assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the period to maturity.

Bonds, notes and debentures for which Peoples has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The stock is carried at cost.

Note 2 - Summary of Accounting Policies (Continued)

Loans Receivable

Loans generally are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. Peoples is generally amortizing those amounts over the contractual life of the loan.

The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on Peoples' past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that Peoples will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Peoples does not separately identify individual consumer and residential mortgage loans for impairment disclosures.

Note 2 - Summary of Accounting Policies (Continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives.

Advertising Costs

Peoples follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $359,000, $292,000 and $286,000 in 2002, 2001 and 2000, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings per Common Share

Peoples has a simple capital structure. Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, Peoples has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by Peoples in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of Peoples. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
Unrealized holding gains on available for sale securities	$ 1,261	$ 813	$ 690
Reclassification adjustment for gains realized in income on available for sale securities	—	—	—
Net Unrealized Gains	1,261	813	690
Income tax effect	(430)	(276)	(234)
Net of Tax Amount	$ 831	$ 537	$ 456

Note 2 - Summary of Accounting Policies (Continued)

Segment Reporting

Peoples acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. Peoples also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of Peoples. As such, discrete information is not available and segment reporting would not be meaningful.

The operations of Wilmerding, the Bank's investment management subsidiary, are not material to the consolidated financial statements.

Recently Issued Accounting Standards

In July of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement became effective for Peoples on January 1, 2003.

In July of 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement delays recognition of these costs until liabilities are incurred, rather than at the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002.

In October of 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This Statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The Statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination." If the acquisition meets the conditions of a "business combination," the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002, and the amount of any unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No. 147. The transition provisions were effective on October 1, 2002.

Adoption of these statements is not expected to have a material impact on Peoples' financial condition or results of operations.

Note 3 - Securities

The amortized cost and fair value of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2002:				
Available for Sale:				
U.S. Treasury securities	$ 16,490	$ 432	$ —	$ 16,922
U.S. Government agencies	25,465	818	—	26,283
States and political subdivisions	14,880	834	1	15,713
Corporate securities	4,425	184	9	4,600
Total	$ 61,260	$ 2,268	$ 10	$ 63,518
December 31, 2001:				
Available for Sale:				
U.S. Treasury securities	$ 20,986	$ 532	$ 36	$ 21,482
U.S. Government agencies	27,982	263	24	28,221
States and political subdivisions	12,542	148	22	12,668
Corporate securities	4,192	136	—	4,328
Total	$ 65,702	$ 1,079	$ 82	$ 66,699
Held to Maturity:				
States and political subdivisions	$ 2,845	$ —	$ —	$ 2,845

There were no sales of securities during the years ended December 31, 2002, 2001 and 2000. During the years ended December 31, 2002 and 2000, Peoples wrote down securities to their fair value which it deemed to be other than temporarily impaired by $84,000 and $326,000, respectively. The tax benefit applicable to the writedowns was $29,000 in 2002 and $111,000 in 2000. During 2002, the held to maturity security that Peoples wrote down in 2000 was called and a $387,000 gain was realized.

Securities with an amortized cost of $38,167,000 and $41,518,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Note 3 - Securities (Continued)

The amortized cost and fair value of securities as of December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities or call dates because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 11,032	$ 11,167
Due after one year through five years	35,359	36,643
Due after five years through ten years	11,477	11,979
Due after ten years	3,392	3,729
	$ 61,260	$ 63,518

Note 4 - Loans Receivable and Allowance for Loan Losses

The components of loans receivable at December 31 were as follows:

	2002	2001
	(In Thousands)	
Commercial, financial and agricultural	$ 46,477	$ 43,149
Real estate, construction	22,684	8,513
Real estate, mortgage	218,650	191,544
Installment loans to individuals	14,969	9,645
	302,780	252,851
Deferred fees, net	(619)	(679)
Allowance for loan losses	(4,503)	(4,182)
	$ 297,658	$ 247,990

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
Balance, beginning	$ 4,182	$ 3,922	$ 3,343
Provision for loan losses	480	330	465
Recoveries	24	41	177
Loans charged off	(183)	(111)	(63)
Balance, ending	$ 4,503	$ 4,182	$ 3,922

Note 4 - Loans Receivable and Allowance for Loan Losses (Continued)

The recorded investment in impaired loans, not requiring an allowance for loan losses was $-0- at December 31, 2002 and 2001. The recorded investment in impaired loans requiring an allowance for loan losses was $2,614,000 and $2,976,000 at December 31, 2002 and 2001, respectively. The related allowance for loan losses associated with these loans was $392,000 and $445,000 at December 31, 2002 and 2001, respectively. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in these impaired loans was $2,673,000, $3,158,000 and $522,000, respectively. The interest income recognized, representing cash collected, on these impaired loans was $-0-, $67,000 and $25,000 in 2002, 2001 and 2000, respectively.

Loans on which the accrual of interest has been discontinued amounted to $3,463,000 and $3,658,000 at December 31, 2002 and 2001, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $47,000 and $190,000 at December 31, 2002 and 2001, respectively.

Note 5 - Premises and Equipment

Components of premises and equipment at December 31 are as follows:

	2002	2001
	(In Thousands)	
Land	$ 1,112	$ 1,008
Buildings and improvements	9,865	8,863
Furniture and equipment	4,201	3,360
Construction in progress	355	1,218
	15,533	14,449
Accumulated depreciation	(4,125)	(3,442)
	$ 11,408	$ 11,007

Peoples leases land and office space under various operating leases. The leases expire in 2003 through 2021. All leases provide for various renewal options. The minimum rental commitments under the leases are as follows (in thousands):

Year ended December 31:	
2003	$ 225
2004	186
2005	185
2006	190
2007	196
2008 and thereafter	2,158
	$ 3,140

Rental expense was $250,000, $214,000 and $203,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6 - Deposits

Aggregate time deposits in denominations of $100,000 or more were $24,445,000 at December 31, 2002 and $22,421,000 at December 31, 2001.

At December 31, 2002, the scheduled maturities of time deposits are as follows (in thousands):

2003	$	63,601
2004		10,065
2005		7,874
2006		1,994
2007		11,772
	$	95,306

Note 7 - Borrowings

Information concerning securities sold under agreements to repurchase is summarized as follows:

	Years Ended December 31,			
		2002		2001
	(Dollars in Thousands)			
Average balance during the year	$	6,436	$	7,803
Average interest rate during the year		0.93%		2.42%
Maximum month-end balance during the year	$	9,800	$	12,085

Securities sold under agreements to repurchase which are classified as secured borrowings, generally mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The securities underlying the agreements were under Peoples' control. Peoples monitors the fair value of the underlying securities on a daily basis.

Long-term debt consists of loans from the Federal Home Loan Bank of Pittsburgh (FHLB). These loans are primarily fixed rate loans. Approximately $11.7 million of the loans have scheduled monthly principal and interest payments. $18.0 million are payable in full at maturity. The weighted-average interest rate on these borrowings is 5.58% and scheduled maturities are as follows (in thousands):

2003	$	726
2004		767
2005		1,433
2006		2,289
2007		834
Thereafter		23,657
	$	29,706

The Bank has a maximum borrowing capacity with the FHLB of approximately $128,650,000, of which $29,706,000 was outstanding at December 31, 2002. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

Note 8 - Pension Plan

Peoples has a 401(k) plan covering substantially all employees. Peoples matches the amount an employee has deducted from the employee's pay up to a maximum of 6% of the employee's gross pay. Additional discretionary contributions are determined annually by the Board of Directors. Peoples' contributions are expensed as the cost is incurred, funded currently, and amounted to $487,000 in 2002, $372,000 in 2001 and $358,000 in 2000, including additional discretionary contributions of $101,000, $80,000 and $90,000, respectively.

Note 9 - Income Taxes

The components of the provision for income taxes are as follows:

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
Current	$ **1,725**	$ 1,544	$ 1,890
Deferred	**(17)**	(74)	(325)
	$ **1,708**	$ 1,470	$ 1,565

Income tax expense of Peoples is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes		
	Years Ended December 31,		
	2002	2001	2000
Tax at statutory rates	**34.0%**	34.0%	34.0%
Tax exempt interest income, net of interest expense disallowance	**(7.1)**	(6.7)	(5.1)
Earnings on life insurance	**(1.1)**	(1.2)	(1.2)
Other	**0.2**	(0.3)	0.1
Effective Tax Rates	**26.0%**	25.8%	27.8%

Note 9 - Income Taxes (Continued)

The components of the deferred tax assets and liabilities are as follows at December 31:

	December 31,	
	2002	2001
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,404	$ 1,295
Impairment of securities	29	111
Other	165	133
Total Deferred Tax Assets	1,598	1,539
Deferred tax liabilities:		
Accumulated depreciation	299	260
Accretion on securities	21	18
Unrealized gains on securities available for sale	769	339
Total Deferred Tax Liabilities	1,089	617
Net Deferred Tax Asset	$ 509	$ 922

Note 10 - Transactions with Executive Officers and Directors

Certain directors and executive officers of Peoples, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2002 and 2001, balances outstanding on such loans amounted to $3,870,000 and $3,168,000, respectively. During 2002, new loans and advances to such related parties totaled $2,626,000 and repayments totaled $1,924,000.

Note 11 - Stock Option Plan

During 2001, Peoples' stockholders approved a stock option plan for key employees, officers and non-employee directors of Peoples. Under the Plan, the Board of Directors, at its discretion, is authorized to grant options to purchase up to 200,000 shares of Peoples' common stock. As of December 31, 2002, no options have been granted under the plan.

Note 12 - Regulatory Matters and Stockholders' Equity

Peoples and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Peoples' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Peoples must meet specific capital guidelines that involve quantitative measures of Peoples' assets, liabilities and certain off

Note 12 - Regulatory Matters and Stockholders' Equity (Continued)

balance sheet items as calculated under regulatory accounting practices. Peoples' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Peoples to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002, that Peoples meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Peoples and the Bank's actual capital amounts and ratios are also presented in the table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2002:						
Total capital (to risk-weighted assets):						
Bank	$ 41,997	13.19%	$≥25,468	≥8.00%	$≥31,835	≥10.00%
Peoples	49,398	15.37	≥25,718	≥8.00	N/A	
Tier I capital (to risk-weighted assets):						
Bank	38,011	11.94	≥12,734	≥4.00	≥19,101	≥ 6.00
Peoples	45,374	14.11	≥12,859	≥4.00	N/A	
Tier I capital (to average assets):						
Bank	38,011	9.59	≥15,859	≥4.00	≥19,824	≥ 5.00
Peoples	45,374	11.21	≥16,193	≥4.00	N/A	
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Bank	$ 38,057	14.37%	$≥21,181	≥8.00%	$≥26,477	≥10.00%
Peoples	46,336	17.33	≥21,394	≥8.00	N/A	
Tier I capital (to risk-weighted assets):						
Bank	34,737	13.12	≥10,591	≥4.00	≥15,886	≥ 6.00
Peoples	42,983	16.07	≥10,697	≥4.00	N/A	
Tier I capital (to average assets):						
Bank	34,737	9.96	≥13,949	≥4.00	≥17,436	≥ 5.00
Peoples	42,983	12.05	≥14,272	≥4.00	N/A	

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances with the Federal Reserve Bank at December 31, 2002 and 2001 was approximately $1,573,000 and $1,484,000, respectively.

Note 12 - Regulatory Matters and Stockholders' Equity (Continued)

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002, $18,786,000 of the Bank's retained earnings were available for dividend declaration to Peoples without prior regulatory approval, subject to regulatory requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including Peoples First, Inc., unless such loans are collateralized by specified obligations.

Common stockholders may participate in a dividend reinvestment plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the Treasury or open market, Peoples has reserved 100,000 shares of common stock to be issued under the plan.

Note 13 - Off-Balance-Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2002	2001
	(In Thousands)	
Commitments to extend credit:		
Loan origination commitments	$ 20,983	$ 17,613
Unused home equity lines of credit	11,422	5,186
Unused business lines of credit	29,909	23,648
	$ 62,314	$ 46,447
Stand-by letters of credit	$ 5,638	$ 4,688

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Note 13 - Off-Balance-Sheet Financial Instruments (Continued)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, when deemed necessary, supporting those commitments.

Note 14 - Concentrations of Credit Risk

The Bank operates primarily in Chester County and southern Lancaster County, Pennsylvania and northern Cecil County, Maryland. The Bank has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The loan portfolio is well diversified, however, extensions of credit to real estate investors and developers and the mushroom industry, comprise 27% and 10%, respectively, of the loan portfolio at December 31, 2002. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Note 15 - Disclosures about Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of Peoples' financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts Peoples could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of Peoples since a fair value calculation is only provided for a limited portion of Peoples' assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Peoples' disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of Peoples' financial instruments at December 31, 2002 and 2001:

- For cash and due from banks, interest-bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.
- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The fair value of the investment in FHLB stock is the carrying amount.
- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.

Note 15 - Disclosures about Fair Value of Financial Instruments (Continued)

- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.
- The fair value of securities sold under agreements to repurchase approximate their carrying amount.
- The fair value of long-term debt is estimated by discounting future cash flows using current rates at which similar debt with similar maturities could be obtained from the FHLB.
- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

The estimated fair values of Peoples' financial instruments were as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	$ 24,337	$ 24,337	$ 21,634	$ 21,634
Securities	63,518	63,518	69,544	69,544
Loans receivable, net	297,658	312,090	247,990	255,614
Investment in FHLB stock	2,041	2,041	1,368	1,368
Accrued interest receivable	1,743	1,743	1,756	1,756
Financial liabilities:				
Deposits	322,136	324,341	282,462	284,590
Securities sold under agreements to repurchase	7,855	7,855	8,710	8,710
Long-term debt	29,706	31,377	24,349	25,112
Accrued interest payable	800	800	1,026	1,026
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	—	—	—	—

Note 16 - Peoples First, Inc. (Parent Company Only) Financial Information

Balance Sheets

	December 31, 2002	December 31, 2001
	(In Thousands)	
ASSETS		
Cash	$ 47	$ 69
Securities available for sale, at fair value	8,205	8,126
Investment in bank subsidiary	39,227	35,342
Other assets	109	509
Total Assets	$ 47,588	$ 44,046
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 724	$ 404
Stockholders' equity	46,864	43,642
Total Liabilities and Stockholders' Equity	$ 47,588	$ 44,046

Statements of Income

	Years Ended December 31, 2002	Years Ended December 31, 2001	For the Period July 27, 2000 to December 31, 2000
		(In Thousands)	
Dividends from bank subsidiary	$ 1,274	$ 10,355	$ 1,033
Interest income on tax exempt securities	343	203	—
Equity in (excess of) undistributed earnings of bank subsidiary	3,274	(6,296)	475
Other expenses	(53)	(39)	(74)
Income before Income Taxes	4,838	4,223	1,434
Income tax benefit	16	13	25
Net Income	$ 4,854	$ 4,236	$ 1,459

Note 16 - Peoples First, Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows

	Years Ended December 31,		For the Period July 27, 2000 to December 31,
	2002	2001	2000
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 4,854	$ 4,236	$ 1,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of securities premium (discount), net	4	4	—
Deferred income taxes	5	5	(20)
Excess of (equity in) undistributed earnings of bank subsidiary	(3,274)	6,296	(475)
(Increase) decrease in other assets	400	(119)	(365)
Increase (decrease) in other liabilities	(1)	1	—
Net Cash Provided by Operating Activities	1,988	10,423	599
Cash Flows from Investing Activities			
Securities available for sale:			
Proceeds from maturities	250	—	—
Purchases	—	(8,049)	—
Net Cash Provided by (Used in) Investing Activities	250	(8,049)	—
Cash Flows from Financing Activities			
Purchase of treasury stock	(710)	(857)	(228)
Cash dividends paid	(1,550)	(1,453)	(366)
Net Cash Used in Financing Activities	(2,260)	(2,310)	(594)
Increase (Decrease) in Cash	(22)	64	5
Cash - Beginning	69	5	—
Cash - Ending	$ 47	$ 69	$ 5

Stockholder Information

Stock Listing
Peoples First, Inc.
Stock Symbol is PPFR.

Stock Transfers
Dividend Direct Deposit
or Dividend Reinvestment

American Stock Transfer and Trust Co.
59 Maiden Lane,
New York, New York 10038
Isaac Kagan (718) 921-8293 or
(800) 937-5449

Peoples First, Inc. offers its shareholders a no-cost way in which to reinvest cash dividends or to have their cash dividends directly deposited into their checking or savings account at any financial institution participating in the Automated Clearing House (ACH) System. For additional information about these plans, contact American Stock Transfer at the above address.

Stockholder Services
We are pleased to help individual investors with any matter concerning their Peoples First, Inc. Stock. You may write or call: Barbara P. Hill, Assistant Vice President & Trust Officer (610) 998-1566.

Dividend Calendar
Dividends on common shares, if approved by the Board of Directors, are customarily paid to shareholders of record as follows:

Record Dates
March 31, June 30, September 30, and December 31, 2003

Dividend Payable Dates
February 14, May 15, August 15, and November 14, 2003

Products & Services
For specific information on products and services offered by The Peoples Bank of Oxford, please contact the branch office located nearest you or our Direct Banking Unit at (888) BANK-PBO or via the Internet at www.peoplesoxford.com.

Independent Auditors
Beard Miller Company LLP
Reading, Pennsylvania 19603

Peoples First Corporate Headquarters
24 South Third Street ○ P.O. Box 500 ○ Oxford, Pennsylvania 19363-0500 ○ (610) 932-9294

Peoples Bank Locations
Oxford Main ○ 24 S. Third Street ○ Oxford, PA 19363 ○ (610) 932-9294
Oxford South ○ 2196 Baltimore Pike ○ Oxford, PA 19363 ○ (610) 932-5440
Avon Grove ○ 565 E. Baltimore Pike ○ Avondale, PA 19311 ○ (610) 268-3000
Longwood ○ 900 E. Baltimore Pike ○ Kennett Square, PA 19348 ○ (610) 444-2000
Jennersville ○ 103 Jennersville Road ○ West Grove, PA 19390 ○ (610) 869-8900
Jenners Pond ○ 2000 Greenbriar Lane ○ West Grove, PA 19390 ○ (610) 869-6709
West Kennett ○ 920 W. Cypress Street ○ Kennett Square, PA 19348 ○ (610) 444-1600
Georgetown ○ 1138 Georgetown Road ○ Christiana, PA 17509 ○ (717) 786-2000
Rising Sun ○ 5 Maple Heights Lane ○ Rising Sun, MD 21911 ○ (410) 658-7000
Direct Banking Unit ○ 125 Peoples Drive ○ Oxford, PA 19363 ○ (610) 932-4100
Operations Center ○ 125 Peoples Drive ○ Oxford, PA 19363 ○ (610) 932-9294

Remote ATM Location ○ Kreider's Market ○ Route 472 ○ Kirkwood, PA 17536

Peoples Bank of Oxford Subsidiaries
Peoples First Business Investment Company, LLC ○ P.O. Box 500 ○ Oxford, PA 19363 ○ (610) 932-9294
Peoples First Land Transfer, LLC ○ P.O. Box 500 ○ Oxford, PA 19363 ○ (610) 932-9294
Wilmerding & Associates, Inc. ○ 919 Conestoga Road ○ Rosemont, PA 19010 ○ (610) 520-0250

Peoples First
Corporate Headquarters

24 South Third Street
P.O. Box 500
Oxford, Pennsylvania, 19363-0500

610 932-9294
www.peoplesoxford.com


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